UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

Commission File Number 001-31819

GOLD RESERVE INC.
(Exact name of registrant as specified in its charter)

Yukon Territory, Canada
(Jurisdiction of incorporation)

926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
  Class A common shares, no par value per share
  Preferred Share Purchase Rights
  (Title of each class)

The Toronto Stock Exchange ("TSX")
American Stock Exchange ("AMEX")
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of the registrant's shares outstanding as of December 31, 2004:

Class A common shares, no par value per share: 33,421,708
Equity Units, no par value per share: 658,122

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was
required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

Registrant elected to follow financial statement Item 17.

TABLE OF CONTENTS

PART I

GENERAL INFORMATION

FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 20–F, including Operating and Financial Review and Prospects in Item 5, contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to obtain additional funding for the development of the Brisas Project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project, the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.

MINERAL RESERVE ESTIMATES

The Brisas Project is an advanced development-stage project. The mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, except for references to "Inferred Mineral Resources." We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission pursuant to Industry Guide 7 does not recognize such term. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

RECENT DEVELOPMENTS

In early 2005, Aker Kvaerner Metals, Inc., a subsidiary of the international engineering and construction services group, Aker Kvaerner ("Aker Kvaerner"), and a number of other consultants including Pincock Allen & Holt ("PAH") and Vector Colorado LLC ("Vector"), completed a bankable feasibility study with respect to the construction and operation of the Brisas Project, our primary mining asset. The feasibility study operating plan assumes a large open pit mine and anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years. The operating plan further assumes proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound.

Initial costs to put the Brisas Project into production (construction and related development costs) are estimated to be approximately $552 million. The feasibility study assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, total cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital would be $263 per ounce of gold. Costs of certain Venezuelan taxes and import duties are not currently included in the initial cost of the project due to the expected exoneration of such items. We are currently exploring financing options for the Brisas Project and have retained a financial advisor to assist in our efforts. Following completion of environmental studies, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Based on the results of the feasibility study, the Company plans to produce gold doré on-site and ship gold/copper concentrate to an off-site smelter. See Item 4. Information on the Company–Properties.

CURRENCY

All currency is in U.S. Dollars unless otherwise noted.

GLOSSARY

Certain technical terms used herein are defined in the glossary at the end of this Annual Report.

Item 1. Identity of Directors, Senior Management and Advisors – Not Applicable

Item 2. Offer Statistics and Expected Timetable – Not Applicable

Item 3. Key Information

SELECTED FINANCIAL DATA

The selected financial data set forth below are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing in Item 17 and Operating and Financial Review and Prospects in Item 5. The following selected financial data have been prepared in U.S. Dollars on the basis of accounting principles generally accepted in Canada.

	2004	2003	2002	2001	2000
	(in thousands of U.S. Dollars, except share and per share amounts)				
Other income	**$900**	$770	$703	$1,200	$884
Net loss	**(5,483)**	(3,707)	(3,008)	(851)	(1,311)
Loss per common share [1]	**(0.19)**	(0.15)	(0.13)	(0.04)	(0.06)
Total assets[2]	**86,606**	67,030	59,843	62,553	63,231
Net Assets – Shareholders' equity [3]	**84,176**	65,138	58,412	61,169	61,859
Capital stock	**136,908**	112,971	102,498	102,266	102,106
Common shares: [4]					
Issued	**33,715,795**	27,750,258	22,996,158	22,655,122	22,196,242
Outstanding	**33,421,708**	27,456,171	22,702,071	21,361,035	21,902,155
Equity Units: [4]					
Issued	**1,157,397**	1,237,880	1,289,980	1,313,016	1,446,396
Outstanding	**658,122**	738,605	790,705	813,741	947,121

1. Basic and diluted.
2. Total assets prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 were $89,650, $70,145, $59,884, $62,713, and $63,329, respectively.
3. Total shareholders' equity prepared in accordance with accounting principles generally accepted in the U.S. at December 31, 2004, 2003, 2002, 2001, and 2000 was $87,220, $68,253, $58,453, $61,329, and $61,957, respectively.
4. Great Basin Energies Inc. and MGC Ventures Inc., each consolidated subsidiaries of the Company, own shares of the Company. As a result, the Company has an indirect investment in itself. The shares and equity units held by these entities represent the difference between issued and outstanding shares.

DIVIDENDS

We have not declared cash or share dividends since 1984 and have no present plans to pay any cash or share dividends. We may declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

RISK FACTORS

Obtaining funding for project planning, construction and development and related operating activities is essential to the Company's future plans.

As of March 28, 2005, the Company had approximately $32 million in cash and investments. We currently do not generate revenue from operations and have historically financed operating activities primarily from the sale of common shares or other equity securities.

The Board of Directors recently approved the financing and construction of the Brisas Project based on the results of the bankable feasibility study completed in early 2005. The feasibility study contemplates an initial capital investment to put the Brisas Project into production of approximately $552 million. The timing and extent of funding such investment depends on a number of important factors, including the actual timetable of our 2005-2006 development plan, completion of environmental studies, receipt of appropriate permits, the price of gold and copper, results of our efforts to obtain financing, the political and economic conditions in Venezuela, and our share price.

In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2006 (excluding substantial Brisas Project construction activities). These activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, completion of the Brisas Project Environmental and Social Impact Assessment Study, obtaining the required permits (primarily the permits to construct and operate) and identifying suitable funding sources. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

Risks arising from the bankable feasibility study and construction of the Brisas Project.

The bankable feasibility study was completed to determine the economic viability of the Brisas mineralized deposit. Many factors are involved in the determination of the economic viability of mining a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates, construction, operation, permit and environmental requirements, and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions and the ore and anticipated environmental and regulatory compliance costs.

While the Company is satisfied with the feasibility study, each of these factors involves uncertainties and the making of assumptions and, as a result, the Company cannot give any assurance that the overall feasibility study will prove accurate in preparation, construction and development of the Brisas Project or that any key finding or underlying assumption will not prove to be inaccurate. It is not unusual in new mining operations to experience unexpected problems during development. Costs could increase depending upon a number of factors within and beyond our control. The actual cost and time of placing the Brisas Project into production could differ significantly from estimates contained in the bankable feasibility study. Likewise, if and after the Brisas Project is developed, actual operating results may differ from those anticipated in the feasibility study.

The volatility of the price of gold and copper could have a negative impact upon our current and future operations.

The price of gold and copper has a significant influence on the market price of our common shares and our business activities. Fluctuation in gold and copper prices directly affects, among other things, the overall economic viability of the project, our ability to obtain sufficient financing required to construct the Brisas Project, including the terms of any such financing, and the calculation of reserve estimates. The price of gold is affected by numerous factors beyond our control, such as the level of inflation, fluctuation of the United States Dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 28, 2005, the closing price for gold and copper was: Gold: $426 per ounce, copper: $1.52 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

		YEAR ENDED DECEMBER 31,				
	5 Yr. Avg.	2004	2003	2002	2001	2000
Gold ($ per ounce)	$ 327	$ 410	$ 363	$ 310	$ 271	$ 279
Copper ($ per pound)	$ 0.88	$ 1.37	$ 0.81	$ 0.71	$ 0.73	$ 0.80

Our mining assets are concentrated in Venezuela and our operations could be disrupted.

At December 31, 2004 and as of the date of this report, nearly all of our non-cash assets, including our primary mining asset, the Brisas Project, were located in Venezuela.

Political and Economic Environment

Venezuela has experienced high levels of inflation during the last several years as well as political instability, civil unrest, currency and exchange controls, changes in legal, tax and regulatory regimes and a decline in industrial output and foreign investment. In August 2004, Venezuela held a mid-term presidential recall referendum (as provided in the Constitution of Venezuela), the result of which was President Chavez was re-elected President of Venezuela. Since the referendum, the political climate in Venezuela appears to have improved. Despite past political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by unforeseen political events and changes in legal, tax and regulatory regimes in the future.

Currency and Exchange Controls

In February 2003, the Central Bank of Venezuela enacted exchange control regulations as a measure to protect international reserves. The exchange rate was fixed at approximately 1,600 Bolivars per one U.S. Dollar until February 2004 when it was adjusted to 1,920 Bolivars per one U.S. Dollar. In March 2005, the exchange rate was increased to approximately 2,150 Bolivars per one U.S. Dollar. In February 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which will require, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. We are currently evaluating the impact of these new regulations, which we believe could result in an increase in our costs. Past and recent conditions have not adversely affected our operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and sales from Venezuela and we will assess currency issues at that time. Future fluctuations of the Venezuelan Bolivar against the U.S. Dollar and exchange controls could negatively impact the Company's financial condition.

Small Miners

A significant number of unauthorized small miners have invaded various properties near the Brisas Project however, there are no unauthorized small miners located on the Brisas Project. The methods used by the small miners to extract the gold from the surface material are typically environmentally unsound and in general their presence can be disruptive to the rational development of a project such as Brisas. The Brisas Project has not experienced unauthorized small miners. The Company maintains security guards and has implemented other procedures to mitigate the risk that the small miners might try to occupy the Brisas Project, although management can give no assurances that such activities will not occur in the future.

Imataca Forest Reserve

The Brisas Project is located within the boundaries of the Imataca Forest Reserve (the "Imataca") in an area presently approved for mining activities. During October 2004, a new Presidential Decree was published identifying approximately 13% of the Imataca in the State of Bolivar to be used for various activities, including mining. This recent Decree was published in response to earlier challenges of a prior Decree which opened an even larger part of the Imataca to activities such as mining, and a subsequent Venezuelan Supreme Court prohibition against issuing new mining concessions in the Imataca. Published after public consultation, the new Decree reduces the size of the area available for activities, such as mining, which was larger in earlier Decrees. The Ministry of Basic Industries and Mines (the "MIBM") (previously referred to as the Ministry of Energy and Mines ("MEM") (See– "Venezuelan Mining, Environment and Other Matters– Formation of the Ministry of Basic Industries and Mines") and the Ministry of the Environment and Natural Resources (the "MARN") have indicated that this Decree resolves disputed issues as to the permissibility of mining in the Imataca. We have been advised by Venezuelan counsel that it is unlikely that future regulations related to this issue will materially impact our properties but management provides no assurances that further challenges to the Imataca issue, including by third parties, will not occur. Any such challenge could have a material adverse effect on the Company

<u>Venezuelan environmental laws and regulations</u>

Venezuela maintains environmental laws and regulations for the mining industry that impose significant obligations on companies doing business in the country. The MARN, which administers Venezuelan environmental laws and regulations, proscribes certain mining recovery methods deemed harmful to the environment and monitors mining activities to ensure compliance. Venezuela's environmental legislation provides for the submission and approval of environmental impact statements for certain operations and provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas which could result in environmental pollution. Insurance covering losses or obligations related to environmental liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

<u>Challenges to mineral property titles or contract rights</u>

Acquisition of title or contract rights to mineral properties is a very detailed and time-consuming process under Venezuelan law. Mining properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers can often be complex. The Company believes it has clear title and/or rights to all of the properties for which it holds concessions or other contracts and leases. However, the Company does not know whether someone will challenge or impugn title or contract rights to such properties in the future or whether such challenges will be by an individual or a government agency. From 1992 to late 1994 the Company was involved in a lawsuit relating to ownership of the Brisas Project. The Company successfully defended its ownership rights in the Venezuelan courts and subsequently settled the lawsuit for a substantial sum. A claim that the Company does not have title or contract rights to a property could have an adverse impact on the Company's business in the short-term and a successful claim could negatively impact the future results of the Company.

<u>Compliance with other laws and regulations</u>

In addition to protection of the environment, the Company's activities are subject to extensive laws and regulations governing health and worker safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. Obtaining the necessary permits is critical to our business. Obtaining and maintaining such permits can be a complex, time consuming process and as a result the Company cannot assess whether necessary permits will be obtained or maintained on acceptable terms, in a timely manner or at all. Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of our operations or material fines, penalties or other liabilities.

Future results depend on the Brisas Project.

The Company has invested over $80 million on the Brisas Project. Any adverse event affecting this property would likely significantly impact the future results of the Company.

Our mineral reserve and resource estimates may vary from estimates in the future.

The mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, except for references to "Inferred Mineral Resources." We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission pursuant to Industry Guide 7 does not recognize such term. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

As part of the completion of the bankable feasibility study, PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of mineral resource and reserves.

Notwithstanding the conclusions of management and its qualified consultants, mineral reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from mineral reserve estimates due to geologic variations within areas mined. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, mineral reserves change over time to reflect actual experience.

Operating losses are expected to continue until we construct or acquire an operating mine.

We have experienced losses from operations for each of the last five years and expect this trend to continue for the next several years as the result of, among other factors, expenditures associated with the corporate management activities on the Brisas Project, as well as other unrelated non-property expenses, which are recorded in the consolidated statement of operations. Such losses may increase in the short-term if we obtain additional financing and subsequently begin construction of the Brisas Project. This trend is expected to reverse if and when gold and copper are produced at the Brisas Project in commercial quantities.

The market price of our common shares may experience volatility.

Our Class A common shares and the November 4, 2004 Class A common share purchase warrants are listed on the Toronto Stock Exchange (TSX). Our Class A common shares are listed on the American Stock Exchange (AMEX). Our securities and securities of similar companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include economic and political developments in North America, Venezuela and generally worldwide and overall market perceptions of the attractiveness of particular industries. Our share price is also likely to be affected by short-term changes in gold and copper prices or in our financial condition or results of operations as reflected in our publicly filed reports. Other factors unrelated to our performance that may have an effect on the price of our Class A common shares and warrants include the extent, if any, of analytical coverage of our business by investment banks' research departments, limited trading volume and general market interest or limited public float in our securities, as well as new regulatory rules. As a result of any of these factors, we believe the market price of our Class A common shares and warrants at any given point in time may not accurately reflect our long-term value.

Risks inherent in the mining industry could have a significant impact on the Company's future operations.

Gold and copper projects are subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, fires, labor disputes, legal regulations or restrictions, unusual or unexpected geologic formations, cave-ins, flooding, and periodic interruptions due to inclement weather. These risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering such catastrophic liabilities is not maintained and will only be maintained in the future if available on a cost-effective basis.

The Company may incur costs in connection with future reclamation activities that may have a material adverse effect on the Company's earnings and financial condition.

The Company is required to obtain government approval of its plan to reclaim the Brisas Project after the minerals have been mined from the site. Reclaiming the Brisas Project will take place during and after the active life of the mine. In accordance with applicable laws, bonds or other forms of financial assurances have been and will be provided by the Company for the reclamation of the mine. The Company may incur costs in connection with these reclamation activities in excess of such bonds or other financial assurances, which costs may have a material adverse effect on the Company's earnings and financial condition. The Company expects to established a reserve for future site closure and mine reclamation costs based on the estimated costs to comply with existing reclamation standards. There can be no assurance that the Company's reclamation and closure accruals will be sufficient or that the Company will have sufficient financial resources to fund such reclamation and closure costs in the future.

Future hedging activities could negatively impact future operating results.

The Company has not entered into forward contracts to sell gold or copper that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. The Company may enter into option contracts for gold and copper to mitigate the effects of such hedging.

Acquiring and retaining key personnel in the future could have a significant impact on future operating results.

We are and will be dependent upon the abilities and continued participation of key management personnel, as well as the significant number of new personnel that will be necessary to manage any construction and operations of the Brisas Project. If the services of our key employees were lost or we are unable to obtain the new personnel necessary to construct, manage and operate the Brisas Project, it could have a material adverse effect on future operations.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

History

Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada; and is the successor issuer to Gold Reserve Corporation, a Montana corporation formed in 1956. Gold Reserve Inc's. registered agent is Austring, Fendrick, Fairman & Parkkari, The Drury Building, 3801 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Telephone and fax numbers for the Company's registered office are 867.668.4405 and 867.668.3710, respectively. Its primary place of business is 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, U.S.A. Telephone and fax numbers for the Company's primary place of business are 509.623.1500 and 509.623.1634, respectively.

Organizational Structure

References to the "Company" throughout this report refer primarily to Gold Reserve Inc., Gold Reserve Corporation, Gold Reserve de Aruba AVV (domiciled in Canada, the U.S. and Aruba, respectively), Gold Reserve de Venezuela, C.A. ("GLDRV"), Compania Aurifera Brisas del Cuyuni, C.A. ("BRISAS") (both domiciled in Venezuela), and Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures") (both domiciled in the U.S.), which have no current business activities. All subsidiaries are wholly owned except for Great Basin and MGC Ventures, which are approximately 47% owned. The Company believes it exercises majority control over Great Basin and MGC Ventures.

Corporate Reorganization

In February 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned in Gold Reserve Corporation. Certain U.S. holders elected, for tax reasons, to receive equity units in lieu of Class A common shares. An equity unit, comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share, is substantially equivalent to a Class A common share and is generally immediately convertible into Class A common shares. Equity units are not listed for trading on any stock exchange, but subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group. After the Reorganization, a shareholder continued to own an interest in the business that in aggregate was essentially the same as before the Reorganization.

Primary Mining Asset

Brisas Project

Our primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. Over $80 million has been expended on the Brisas Project since its acquisition in 1992. In early 2005, Aker Kvaerner Metals, Inc., with the assistance of a number of other consultants, completed a bankable feasibility study with respect to the Brisas Project. Based on the positive conclusions contained in the bankable feasibility study, the Board of Directors approved proceeding with the financing and construction of the mine. See–"PROPERTIES-Brisas Project" for a detailed discussion of the Brisas Project.

Choco 5 Property

The Choco 5 property, a grass-roots gold exploration target, is located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs and after obtaining the required permits expects to expend up to $500,000 on further exploration in 2005. See–"PROPERTIES-Choco 5 Property" for a detailed discussion of the Choco 5 project.

Financial Position

As of March 28, 2005, the Company held approximately $32 million in cash and investments. We will be seeking additional funding in the next twelve months in order to finance the construction of the Brisas Project. In October 2004, management engaged Endeavour Financial Corporation ("Endeavour") to provide general corporate financial advice with respect to its corporate development and expected financing of the Brisas Project. Endeavour has one of the largest investment banking teams dedicated exclusively to the mining industry and has significant experience in raising capital for mining projects on a global basis. With Endeavor's assistance, we have already evaluated a number of financing options and expect to evaluate additional options in the coming months. At this time, although we have received indications of interest, we have no proposals or firm commitments to proceed with financing the Brisas Project.

PROPERTIES

Brisas Project

Location

The term Brisas property is used interchangeably with Brisas Project. The Brisas Project is located in the Km 88 mining district in the State of Bolivar in southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The project, accessible by an all-weather road, is 5 kilometers west of the Km 88 marker on Highway 10, occupies an area of approximately 11,000 hectares.

Ownership

The Brisas Project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization contained in these concessions, and contracts, land use permits and concessions for mineralization (primarily gold, copper and molybdenum) on land parcels contiguous to the existing concessions.

The Brisas alluvial concession was acquired through the acquisition of BRISAS. The Brisas hardrock concession was granted to BRISAS in March 1998. Both concessions were granted by the Ministry of Energy and Mines (the predecessor to the MIBM) pursuant to the 1945 mining law. The Brisas alluvial concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of the MIBM, and a 3% tax on gold sales. The Brisas hardrock concession is an exploitation concession with a term of 20 years and two renewal periods of 10 years each, at the discretion of the MIBM. The hardrock concession provides for up to a 4% tax on gold sales and up to a 7% mine mouth tax on copper production. (See "Venezuelan Mining Environment and Other Matters").

The Brisas alluvial concession, which is approximately five percent (5%) of the combined Brisas property mineralization, provides the MIBM or its designate, the right ("special advantage" to the Republic of Venezuela) to acquire twenty percent (20%) of the company organized by the alluvial concession holder to perform extraction activities within the concession. Venezuelan counsel has advised us that to the best of their knowledge the MIBM has never enforced such provisions contained in similar concessions. For this reason, it is unclear how the value of the twenty percent (20%) of the alluvial concession would be determined, in the event the MIBM chose to exercise such right pursuant to the concession.

Regional Infrastructure

The Brisas Project site is located in the State of Bolivar, in southeastern Venezuela. The nearest major city is Puerto Ordaz, with approximately 700,000 inhabitants. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. Major hydroelectric generating plants on the Caroni River, providing more than 20,000 MW of electricity, support these industries. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco river. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast near Barcelona, which would likely be the port of entry for most construction, mining and milling equipment.

Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 5 km of the Brisas Project. A four-lane highway runs from Puerto Ordaz, northwest to both Barcelona and Guanta, and for 55 km south to Upata where it becomes a two-lane highway to Km 88 and on into Brazil. A 400 kV power line runs through the community of Las Claritas, nearby the Brisas Project, with a transformer station located 3 km from the property.

Geology

The Brisas Project is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

The rock units on the Brisas property are divided into weathered and unweathered. Weathered rock or saprolite is further defined by the degree of oxidation into oxide saprolite and sulfide saprolite. Both contain clays and quartz with the oxide saprolite having iron oxides such as hematite and goethite while in the sulfide saprolite the iron is present as pyrite. The unweathered rocks consist of andesite or dacite tuffs that are further subdivided based on the presence or absence of mineral crystals and lithic or lapilli fragments. Unweathered intrusive rocks include a tonalite stock and basalt dikes and sills. The tuffs strike northerly and dip 30 to 35 degrees to the west. No faulting can be recognized within the deposit.

The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. The gold/copper mineralization is over 1,900 meters long and 500 to 900 meters wide. Mineralization continues for an unknown distance down–dip to the west, north and south, as well as, below the current deposit. Three styles of mineralization are seen: 1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite and gold in an outcrop referred to as the Blue Whale, 2) stratabound, disseminated pyrite-gold/copper mineralization and 3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization to the north is generally pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

Bankable Feasibility Study

Our primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. A pre-feasibility study was completed in 1998 and updated in 2000 by JE MinCorp. In late 2003, the Company selected Aker Kvaerner and a number of other consultants to complete a bankable feasibility study in respect to the construction and operation of the Brisas Project. The study was completed and delivered to the Company in January 2005. Based on the results of the study, the Company plans to produce gold doré on-site and ship gold/copper concentrate to an off-site smelter.

The Company previously disclosed resource and mineral reserve estimates using both a traditional off-site smelter process and the Cominco Engineering Services Limited on-site copper process. While the Company will continue to evaluate process alternatives, the Brisas bankable feasibility study assumes a conventional flotation process. Based on the current process focus of the bankable feasibility study, mineral resource and reserve estimates are no longer disclosed using on-site copper processing technology.

Our previously disclosed preliminary feasibility study was based on an estimated 50,000 tonnes per day, a 14 year mine life and estimated initial mine construction and development costs of approximately $353 million. In early 2004, based on the recommendations of Aker Kvaerner, the Company selected a 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study.

The bankable feasibility study, which was prepared by Aker Kvaerner, includes work performed by other independent consultants under the coordination of Aker Kvaerner. The geology, mineral resources, proven and probable reserves, mining sections and the financial analysis for the study were performed by PAH. SGS Lakefield Research conducted metallurgical pilot plant test work with guidance from Aker Kvaerner. Aker Kvaerner designed the metallurgical process flowsheet and the tailings facility design, hydrology study, geotechnical analysis and geochemical analysis were performed by Vector. AATA International, Inc. ("AATA") of Fort Collins, Colorado, assisted by Ingenieria Caura, SA of Venezuela, are conducting the environmental fieldwork in Venezuela and are in the final stages of preparing the Venezuelan Environmental and Social Impact Study (V-ESIA) and the International Environmental and Social Impact Assessment (I-ESIA) for the financial institutions.

Based on the results set forth in the study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne using a gold price of $350 per ounce and a copper price of $0.90 per pound. Utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, the study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The bankable feasibility study assumed an economic base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production are currently estimated to be approximately $552 million. Tax exonerations or tax payment holidays are available for various taxes including value added taxes ("VAT") and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained.

Construction of the Brisas Project, the start of which is primarily dependant upon obtaining the necessary permits and sufficient funding, is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Operating supplies are expected to be purchased primarily in Venezuela and from other South American countries. Power is available from a transmission line that passes within a few kilometers of the project site. The power company has constructed a substation at the Km 88 location for connection to the project. Abundant water is available in the area, with the Brisas Project's fresh water requirements being met by water pumped from the pit dewatering system, and by rainfall recovered in the tailings pond. On-site accommodations will be provided for employees, who will be drawn both from the local area, and from the industrialized area around Puerto Ordaz. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel. The mining and processing methods are all based on conventional technology and, at present, no new or unproven technology is expected to be employed.

The following key findings were determined by Aker Kvaerner in its preparation of the feasibility study:

- Using a $350/oz gold price and $0.90/lb copper price, PAH has estimated that the Brisas Project deposit contains a proven and probable reserve of 414.6 million tonnes of ore grading 0.69 grams per tonne gold and 0.13 percent copper. The pit design contains waste rock material of 748.3 million tonnes resulting in a 1.8:1 (waste to ore) strip ratio. Total metal contained in the ore is 9.2 million ounces of gold and 1.2 billion pounds of copper,

- Brisas is a world-class gold and copper deposit with favorable leverage to gold and copper prices,

- The ore-body is very large, predictable and open for further expansion,

- The ore-body is relatively simple to mine, although requires special attention to mine dewatering in order to insure mining efficiencies and pit slope stability,

- Metallurgy is straightforward with a gravity circuit, flotation to generate a gold-copper concentrate and cyanidation of cleaner tailings,

- SGS Lakefield Research confirmed the Brisas Project's gold and copper metallurgical recovery profiles,

- Existing infrastructure (including transportation and power transmission) near the Brisas Project minimizes capital and operating costs.

The following are the key assumptions contained in the feasibility study:

Proven	193.2 million tonnes; 0.71 g/t gold and 0.12% copper
Probable	221.3 million tonnes; 0.68 g/t gold and 0.13% copper
Strip ratio (waste: ore)	1.81:1
Mine Life (minimum)	16 years
Mill throughput	70,000 tonnes per day "Hardrock" ore 6,000 tonnes per day "Sulfide" saprolite 6,000 tonnes per day "Oxide" saprolite
Plant Metal recoveries	gold 83% copper 87%
Net payable Metals	gold 82.4% copper 83.0%
Life of Mine Production (payable metals)	gold 7.59 million ounces copper 979 million pounds
Average annual gold production	486,000 ounces
Average annual copper production	63 million pounds
Average annual copper concentrate production	124,000 mt
Preliminary Economic Indicators (Pre-Tax)	
Gold price	$400 per ounce
Copper price	$1.00 per pound
Total cash operating cost (on site and off site)	$5.28 per tonne ore
Initial capital cost	$552.4 million
Working capital	$39.3 million
Ongoing capital	$132.3 million
Cash Operating cost *	$154 per ounce of gold
Production Taxes	$13 per ounce of gold
Total Cash costs *	$167 per ounce of gold
Capital Cost Amortization	$ 96 per ounce of gold
Total Cost	$263 per ounce of gold
Internal rate of return (Pre-Tax)	12.0 %
Project net present value (Pre-Tax)	@ 0% $1.04 billion @ 5% $388 million
Project payback	8 years

 * Net of copper by product credit

MINERAL RESOURCE AND RESERVE ESTIMATES

PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility level of study. PAH believes that the Brisas Project has conducted exploration and development sampling and analysis programs using standard practices, providing generally reasonable results and believes that the resulting data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates contained herein, most recently in February 2005. The mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of such mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, except for references to "Inferred Mineral Resources." We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission pursuant to Industry Guide 7 does not recognize such term. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Mineral Resource Estimate

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off). The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:

(kt=1,000 tonnes)	Measured			Indicated			Measured and Indicated		
Au Eq Cut-off Grade	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)	kt	Au (gpt)	Cu (%)
0.40	217,883	0.700	0.118	284,941	0.662	0.132	502,824	0.678	0.126

(In Millions)	Measured			Indicated			Measured and Indicated		
Au Eq Cut-off Grade		Au oz.	Cu lb.		Au oz.	Cu lb.		Au oz.	Cu lb.
0.40	–	4.905	566	–	6.066	827	–	10.971	1,393

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper.

The mineral resource estimate has been calculated in accordance with the SME Reporting Guide and CIMM Standards as adopted by CSA National Instrument 43 – 101, which we believe is substantially the same as SEC Industry Guide 7, except for references to "Inferred Mineral Resources." We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission pursuant to Industry Guide 7 does not recognize such term. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

MINERAL RESERVE ESTIMATE

Based on work completed by PAH for the Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper. The February 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

Class	Reserve tonnes (thousands)	Au Grade (gpt)	Cu Grade (%)	Au ounces (thousands)	Cu pounds (millions)	Waste tonnes (thousands)	Total tonnes (thousands)	Strip Ratio
Proven	193,248	0.71	0.123	4,399	525			
Probable	221,315	0.68	0.133	4,808	654			
Total	414,563	0.69	0.129	9,207	1,179	748,333	1,162,895	1.81

The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIMM Standards as adopted by CSA National Instrument 43 – 101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

BRISAS PROJECT WORK TO DATE

Over $80 million has been expended on the Brisas Project since inception. These costs include property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Considerable work has taken place to establish the mineral resource and proven and probable reserves.

Previous activities on the property include:

- Extensive geology, geophysics and geochemistry
- 811 exploration drill holes
- Approximately 181,000 meters of drilling
- Independent audits of exploration drilling, sampling, assaying procedures and ore reserves methodology
- Environmental baseline work/socioeconomic studies
- Hydrology studies
- Geotechnical studies
- Mine planning
- Advanced stage grinding and metallurgical testwork
- Tailings dam designs
- Milling process flow sheet designs
- Preliminary feasibility study completed in 1998 and updated in 2000
- Submittal and approval of initial operating plan based on the preliminary feasibility study for the Brisas Project by the MIBM
- Extraction of a 700 tonne bulk sample from an underground shaft for large scale metallurgical testing

In addition to the completion of the Brisas bankable feasibility study in early 2005, the following events occurred in 2004:

The Company received a Special Award for Excellence in Social Management from the Latin-America Mining Organization ("OLAMI"). OLAMI is an industry association that represents and promotes mining in 16 Latin American countries. The Company received this award for its past and current work in social management and responsibility at its Brisas Project.

Neil S. Seldon & Associates Ltd. (NSA) of Vancouver, BC, Canada was engaged to market the copper and precious metals concentrate related to the Brisas Project. NSA also assisted the Company in the development of sales and marketing strategies and with smelter negotiations for the concentrate sales contracts. Management and NSA contacted representatives of smelters in Japan, Germany and Spain. Management expects to complete indicative marketing agreements with one or more smelters in 2005.

AATA was engaged to complete the Brisas Project Environmental and Social Impact Assessment Study (ESIA), meeting World Bank Standards, the new Equator Principles as well as any requirements desired by financing institutions. AATA has teamed up with Ingenieria Caura, S.A. of Caracas, Venezuela who is also working on the Venezuela Environmental Impact Study (VEIS) to support the Brisas permitting process. AATA is recognized as one of the world's leading experts in assessing the environmental and social impact of projects for bank financing and has completed similar assessments for the Overseas Private Investment Corporation (OPIC), the European Bank for Reconstruction and Development (EBRD), International Finance Corporation (IFC) and others. The Company expects to submit the Venezuelan EIS mid–2005 and anticipates the approval process will take approximately 90 to 180 days.

Endeavour was engaged to provide general corporate financial advice with respect to the Company's corporate development and assist with expected financing of the Brisas Project. Endeavour has significant experience in advising companies on raising capital for mining projects on a global basis.

2005 Brisas Work Plan

With the completion of the bankable feasibility study, the Company expects to commence preparations for detailed engineering, hiring additional qualified managers, finalizing permitting to construct and complete financing of the project. In addition, orders for equipment that require long lead times for manufacturing and delivery will be prepared in anticipation of financing. Likewise, negotiations will be concluded for electrical power, concentrate smelting agreements and final port arrangements.

Management has developed a critical-path plan for obtaining the required permits (most notable is the permits for construction and operation), obtaining funding and commencing construction. This plan includes the development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, final permit approvals and a number of other agreements related to the construction and operation of the Brisas Project. Concurrent with these activities, management will also devote substantial time and effort on obtaining financing for the Brisas Project.

Proposals have been solicited from major Engineering, Procurement and Construction Management firms (EPCM) with International experience for the detail design and construction management and geotechnical consultants required for the final tailings dam design. Management anticipates completion of this activity in the second quarter of 2005. Detailed engineering for earthwork activities, the construction camp and other early construction facilities would commence immediately thereafter and run concurrently, depending upon our obtaining permits and sufficient financing.

An Environmental and Social Impact Assessment (ESIA) is in process, which is expected to meet IFC and World Bank standards for financing international projects. Baseline data for the ESIA was collected in 2004 as well as consolidating data from previous studies in the area. The environmental analysis and assessment is scheduled for completion in the second quarter of 2005. Also, an Environmental Impact and Impact Study is being completed to satisfy Venezuelan requirements to obtain an "Authorization to Affect Natural Resources (AANR)" (Autorización de Afectación de Recursos Naturales), which is granted by the MARN. In addition, final assessments of air emissions, water quality, geochemistry of tailings and waste rock and other environmental impacts and mitigation are ongoing.

Community assistance and development programs are expected to be continued and expanded to include programs to develop and initiate basic skills training for construction in the km 88 area.

Choco 5 Property

The Company is presently focused primarily on its Brisas Project, which is the Company's primary mining asset. To a lesser extent, the Company is conducting exploration of its Choco 5 property. This property is a grass roots gold exploration target also located in Venezuela.

Location

The Choco 5 property is located in the State of Bolivar, Guayana region. The property is located 24 kilometers west of the mining community of El Callao (population approximately 25,000) located in the El Callao mining district and 200 kilometers south of Puerto Ordaz, the nearest major city. Hydroelectric power from generating plants on the Caroni river, near Puerto Ordaz, is connected to El Callao with a 400 kV power line running through the Choco 5 property. The El Callao mining district is an area with considerable mining activity by other companies such as Minerven (a wholly owned subsidiary of CVG), Bolivar Gold Corp. (on the adjacent Choco 4 and 10 properties), Gold Fields Ltd. on properties adjacent to Choco 5 (in a joint venture with Bolivar Gold), Crystallex International Corporation, Hecla Mining Company and the Shandong Gold Group.

Ownership

The underlying mining title or concession for the area known as the Choco 5 property was issued by the MIBM to CVG on May 11, 1993. The concession was subsequently leased by CVG to Minerven (a wholly-owned subsidiary of CVG) pursuant to an agreement dated December 22, 1998 (the Choco 5 Lease). On June 28, 2000, Minerven subleased the Choco 5 Concession to the Company (the Choco 5 Sublease). The mining title, the lease and sub-lease have all been duly registered at the appropriate Municipal Registrar Office.

The Choco 5 Concession is a vein and alluvial concession for the exploration and subsequent exploitation of primarily gold and copper as well as other minerals, with a term of 20 years, starting with the publication of its exploitation certificate, subject to two possible 10 year extensions up to a maximum term of 40 years. The Company's most significant obligations pursuant to the Choco 5 Sublease (which incorporates the terms of the Choco 5 Lease and Choco 5 Concession) included the payment of $150,000 upon signing, variable royalties staged over the life of the project on the value of gross production of gold and other minerals and on the value of proven reserves ranging from 0.35 to 2.3 percent, quarterly payments of approximately $5,000 until commercial production and the obligation to keep the property in good standing during the term of the agreement.

Regional Infrastructure

The Choco 5 property has the same regional infrastructure as the Brisas Project. For a description of the Choco 5 regional infrastructure see "Properties–Brisas Project–Regional Infrastructure" in Item 4.

Geology

The Choco 5 property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesitic to dacitic volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain.

The rock units on the Choco 5 property consist of basaltic to rhyolitic volcanic flows and tuffs, felsic sedimentary rocks related to volcanism, and intrusives of gabbroic composition. Apart from a number of surface outcrops, depth to unweathered rock is unknown due to lack of exploratory drilling. Units on the eastern side of the property display foliation in a NE-SW orientation, while on the western side a large scale folding yields orientations of NW-SE. A number of large faults provide offsets of unknown magnitude.

Gold mineralization, as seen exclusively from surficial soil and rock sample anomalies, follows foliation orientations on both eastern and western sides of the property. In most cases the presence of gold anomalies is accompanied by dark red alteration of weathered material, suggesting high sulfide content. There is also a clear association between mineralization and presence of quartz veining.

Choco 5 Project Work To Date

Since acquiring the property, the Company has invested approximately $200,000 on the exploration of the Choco 5 property, which has included acquisition costs, geological mapping, airborne geophysics, stream sediment and soil geochemistry in selected areas, mapping of access roads and clearing of property boundaries and geomorphological study.

2005 Choco 5 Work Plan

During 2005 we expect to commence a variety of exploration activities on the Choco 5 property upon obtaining the required permits. These activities, which are expected to cost up to $500,000, will include the following:

- Environmental permitting
- Additional geologic mapping and reconnaissance
- Comprehensive grid of soil geochemical sampling
- Exploration drilling
- Geophysical testing of established gold anomalies in the eastern sector of the property
- Trenching and selective diamond drilling of gold anomalies
- Construction of access roads to facilitate the above activities

VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS

Venezuelan mining operations are subject to laws that differ from those of Canada and the United States, while at the same time are subject to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but often more bureaucratically complex. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas and Choco 5 properties, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the properties.

Formation of the Ministry of Basic Industries and Mines

In January 2005, Presidential Decree # 3,416 (dated January 11, 2005) reorganized the previous Ministry of Energy and Mines and transferred certain activities, including mining, to the newly created Ministry of Basic Industries and Mining (the "MIBM"). The Decree has also assigned to the new Ministry the oversight and authority over the state-owned Corporación Venezolana de Guayana ("CVG"), holder of the iron ore, bauxite and aluminum, gold, metallurgical and other mining and industrial state-owned assets. In conjunction with the reorganization, Mr. Victor Alvarez (previous President of the Banco de Comercio Exterior ("Bancoex"), was appointed Minister of the MIBM and President of CVG. The reorganization has elevated the regulation of the mining industry to a cabinet level position and has the potential to, among other things, streamline reporting and improve the communication process with the new Ministry.

1999 Mining Law

A new Venezuelan Mining Law was approved and subsequently published in the Official Gazette on September 28, 1999 (the "Mining Law"). It establishes five basic ways to structure mining activities with the primary one being concessions for exploration and subsequent exploitation.

Scope and Term of Concessions

The Mining Law sets out the basic requirements for a concession application to the MIBM, including:

- Identification of the mineral(s) to be explored for and exploited
- Evidence of technical, economic and financial capability
- Special advantages to be granted to the Republic of Venezuela in different areas (e.g., technology, infrastructure, social facilities, training obligations, etc.)

Before initiating exploitation, the concession holder must provide to the MARN an environmental bond to guarantee the rehabilitation of the environment at the completion of exploitation.

The concession holder will have the right to exploit the granted minerals regardless of whether they occur in the vein (veta) or alluvial and the concession will extend only to minerals specifically covered by the concession. A concession holder that finds a deposit of another mineral must inform the MIBM and make separate application for such mineral, subject to the 1999 Mining Law.

The term of a concession is twenty years (from the date the certificate of exploitation is granted) with two subsequent ten-year renewals, provided the concession holder has received such renewal within three months before the expiration of the term of the concession. Concession exploration periods are three years with a possible extension for one year. The concession holder must obtain an exploitation certificate by application to the MIBM. A feasibility study covering the technical, financial and environmental aspects of the project must accompany the application. The concession holder has seven years from the date of the exploitation certificate to commence exploitation.

Concession holders are subject to several royalties or taxes. A nominal surface tax is to be paid quarterly commencing on the fourth anniversary of the grant of the concession. In addition, minimum royalties or exploitation taxes are assessed as follows:

- Gold, silver, platinum and associated metals, 3% of their commercial value as determined in the city of Caracas,
- Diamonds and other precious stones, 4% of their commercial value as determined in the city of Caracas,
- In other cases, including copper, 3% of their commercial value at the mine mouth. The MIBM can reduce this tax from 3% to 1% (and subsequently increase it back to 3%) if economic conditions warrant it.

Also, the government is entitled to exempt, either totally or partially, concession holders from taxes on importation of tools and equipment not produced in the country and needed to develop mining activities.

1945 Mining Law Transition Provisions

All concessions acquired by BRISAS under the 1945 Mining Law are governed by the 1999 Mining Law subject to the following provisions: 1) the right to conduct exploitation activities will be limited to the minerals and deposits indicated in the corresponding mining titles and 2) the term of the concession is the one indicated in the corresponding mining titles, which commences from publication thereof in the Official Gazette.

Conversion of CVG Work Contracts into Mining Concessions

The Transitory Provisions included in Title XI of the 1999 Mining Law contemplate the conversion of CVG Work Contracts into mining concessions. In September 2003 a Presidential Decree was enacted that eliminated the authority of CVG to grant new mining contracts for the exploration, development and exploitation of gold and diamonds in the Guayana region. The Decree is a continuation of the policy of the MIBM to centralize the management of mining rights in the Guayana region. The Company has acquired several properties located near the Brisas property pursuant to CVG Work Contracts and has applied to the MIBM in a timely manner for conversion thereof into mining concessions. The MIBM has indicated it expects to act on these conversion applications now that the Imataca issue has been resolved.

Environmental Laws and Regulations

Venezuela's environmental laws and regulations are administered through the MARN. The MARN proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Construction and production activities require four different permits or approvals from the MIBM and MARN: 1) Permit to Occupy the Territory ("Occupation Permit") from the MARN, 2) Permit to Affect for Exploration from the MARN, 3) Approval of the prescribed operating plan (Feasibility study) by the MIBM and 4) Permit to Affect for Construction and Exploitation from the MARN. Although not consistently applied in the past, regulations state that the MIBM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the mining title. Applicants submit an environmental questionnaire to the MIBM, which they in turn submit to the MARN. The production permitting process is initiated by filing the proposed terms of reference which, when approved, serves as the basis for an EIS. The format for the EIS is stipulated in a 1996 law (Decree #1257) and conforms to an international standard.

Other Taxes

Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of 34%. This rate applies to net income over approximately U.S.$30,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a 15% value added tax on goods and services, a 5% to 20% import duty on mining equipment and a 0.05% tax on certain bank transactions. Upon application, Venezuela offers certain exemptions from value added tax and import duties to mining companies. Management expects to apply for exemption, where available.

Political and Economic Situation

See– "Risk Factors–Our mining assets are concentrated in Venezuela and our operations could be disrupted- Political and Economic Environment"

Exchange Control Regulations

See– "Risk Factors–Our mining assets are concentrated in Venezuela and our operations could be disrupted – Currency and Exhange Controls"

Gold Sales

The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85% of their production on the international market. The remaining 15% may be required by the government to be sold domestically at the current market price, which is paid in Venezuelan currency. Gold sold domestically to BCV is assessed a maximum tax of 1% of the value of gold as compared to the amount stated in the mining law.

Investment Protection Treaty with Canada

Pursuant to the Investment Protection Treaty with Canada, which was ratified by Venezuela on January 20, 1998 (the "Canada-Venezuela Treaty"), Canadian-based investors such as the Company may be afforded greater protection in Venezuela than certain other foreign investors and may be exempt from complying with certain restrictions imposed by the Exchange Control Regulations. The Treaty provides protection for investments, property and credit rights, including ownership of real estate, concessions, moveable assets and security interests thereof, including other items. Investors are protected against expropriation, nationalization or similar governmental action, unless such action stems from legal procedures based on public benefit, effected without discrimination and with a prompt, effective and adequate compensation. Any dispute will be settled through diplomatic efforts or international arbitration. The provisions of the Canada-Venezuela Treaty prevail over the provisions of other Venezuelan laws and regulations, including those of the Exchange Control Regulations.

Labor

Venezuela, typical of most countries, has extensive labor laws and regulations including obligations to favor Venezuelan nationals for employment whenever possible. It is anticipated that, in the initial stages of the Company's mining projects, approximately 95% of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited. The Company will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. A reconciliation of the principal measurement differences between accounting principles generally accepted in Canada and the U.S. is presented in Note 11 of the consolidated financial statements. The information contained below is as of March 28, 2005 and should be read in conjunction with the Company's consolidated financial statements, included herein. The Company has no material contracts outside the ordinary course of business at this time.

The Company is engaged in the business of exploration and development of mining projects and is presently focused primarily on its most significant asset, the Brisas Project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cashflow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas Project is fully developed and put into production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas Project to be similarly financed along with project debt financing.

Venezuela has experienced high levels of inflation during the last several years as well as political and civil unrest. During this period Venezuela has a experienced decline in industrial output and foreign investment. Despite this political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

In late 2003, the Company selected Aker Kvaerner and a number of other consultants, including PAH and Vector, to complete a bankable feasibility study with respect to the construction and operation of the Brisas Project. The feasibility study was delivered to the Company in January 2005. Based on the results of the study, the feasibility study operating plan assumes a large open pit mine and anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day. The study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years. Initial costs to construct and place the Brisas Project into production are currently estimated to be $552 million. Construction of the planned facility, the start of which is primarily dependant upon receiving the required permits and obtaining sufficient financing, is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter. Over 2,000 personnel will be needed for the construction of the project and employment will peak at over 900 operating personnel.

Our previously disclosed preliminary feasibility study was based on an estimated 50,000 tonnes per day, a 14 year mine life and estimated initial mine construction and development costs of approximately $353 million. In early 2004, based on the recommendations of Aker Kvaerner, the Company selected the above-mentioned 70,000 tonne per day conventional flotation plant as the basis for completion of the Brisas bankable feasibility study.

References in this report to total cash costs per ounce (a non-GAAP measure of performance) we believe enables certain investors to better understand the Brisas Project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measure–total cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates.

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas Project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee.

Significant Accounting Policies.

The Company's accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated recoverable amount. Carrying values do not necessarily reflect present or future values.

Shares Issued

As of March 28, 2005, the Company had the following Class A common shares, equity units and share purchase options issued:

Class A common shares	34,599,819
Equity Units*	1,157,397
Total Issued	35,757,216
Class A common share purchase warrants	2,680,500
Class A common share purchase options	3,080,085
Fully diluted	41,517,801

* An equity unit consists of one Class B common share of Gold Reserve Inc. and one Class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

RESULTS OF OPERATIONS

The Company has no commercial production at this time and, as a result, the Company's results of operations are a product of operating expenses, primarily related to the development of the Brisas Project, net of investment income. The Company is in the process of soliciting requests for EPCM contracts from qualified engineering firms, but currently has no material long-term contracts or obligations.

2004 Compared To 2003. The consolidated net loss for the year ended December 31, 2004 was $5,482,629 or $0.19 per share, an increase of approximately $1,755,000 from the prior year. Other income for 2004 amounted to

$899,881, which is an increase of approximately $130,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities. Operating expenses for the year amounted to $6,382,510, which is an increase from the prior year of approximately $1,910,000. This change is due to the non-cash impact of implementing new rules related to accounting for stock-based compensation, overall increases in expenditures as a result of the increased corporate management activity associated with the development of the Brisas Project and financing activities, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires and increased costs associated with investor relations.

2003 Compared To 2002. The consolidated net loss for the year ended December 31, 2003 was $3,707,336 or $0.15 per share, an increase of approximately $699,000 from the prior year. Other income for 2003 amounted to $770,381, which is a increase of approximately $67,000 from the previous year. Other income increased as a result of increased gains on sales of marketable securities offset by lower interest yields on invested cash. Operating expenses for the year amounted to $4,472,984, which is an increase from the prior year of approximately $762,000. This change is primarily due to the increased activities on the Brisas Project and expenses associated with the Choco 5 property.

Selected Quarterly Financial Data

Quarter ended	12/31/04	9/30/04	6/30/04	3/31/04	12/31/03	9/30/03	6/30/03	3/31/03
Other Income	372,064	193,340	205,652	128,825	291,218	145,664	140,899	192,600
Net loss before tax	(1,970,437)	(1,420,077)	(880,107)	(1,212,008)	(1,603,873)	(809,276)	(715,181)	(549,688)
Per share	(0.07)	(0.05)	(0.03)	(0.04)	(0.07)	(0.03)	(0.03)	(0.02)
Fully diluted	(0.07)	(0.05)	(0.03)	(0.04)	(0.07)	(0.03)	(0.03)	(0.02)
Net loss	(1,970,437)	(1,420,077)	(880,107)	(1,212,008)	(1,608,606)	(809,276)	(715,181)	(549,688)
Per share	(0.07)	(0.05)	(0.03)	(0.04)	(0.07)	(0.03)	(0.03)	(0.02)
Fully diluted	(0.07)	(0.05)	(0.03)	(0.04)	(0.07)	(0.03)	(0.03)	(0.02)

The increase in net loss during the last two quarters of 2004 is primarily due to the non-cash impact of implementing new rules related to accounting for stock-based compensation, overall increases in expenditures as a result of the increased activity associated with the development of the Brisas Project and financing activities, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires and increased costs associated with investor relations. The significant variation from the third quarter 2003 to the fourth quarter 2003 is attributable to the startup of activities related to the bankable feasibility study, the commencement of additional drilling on the Brisas Project and the extraction and transportation of a bulk sample intended to be used for tests related to the possible deployment of an on-site pressure oxidation and leaching process.

LIQUIDITY AND CAPITAL RESOURCES

Investing. Since acquiring the Brisas Project in 1992, the Company has expended over $80 million on the property. These costs include property and mineral rights, capitalized exploration costs, equipment expenditures, on-going property management and litigation settlement costs that were expensed in 1994. Amounts recorded as property, plant and equipment (capitalized exploration costs) include costs associated with the Brisas Project, including personnel and related administrative expenditures incurred in Venezuela, drilling, preliminary and bankable feasibility and related costs, capitalized interest expense and support costs related to the Brisas Project.

Significant investing activities in 2004 consisted of capitalized costs related to the continued development of the Brisas Project, which totaled approximately $6.3 million and the purchase and sale of marketable securities, which on a net basis, was a total reduction of approximately $3.2 million.

With the completion of the bankable feasibility in early 2005, our efforts are focused primarily on raising the required capital to construct the Brisas Project, signing a EPCM contract, completing detailed engineering and the environmental and social impact assessment study (ESIA), concluding smelter and power contracts, as well as final project permitting. Initial capital expenditures required to put the Brisas Project into production as presently proposed in the Brisas bankable feasibility study, is estimated to be approximately $552 million over a 24-26 month construction period. Commencement of the construction of the Brisas Project is primarily dependant upon obtaining the required permits and obtaining sufficient financing.

Financing.

On November 4, 2004 the Company completed an offering of 5,361,000 Units of the Company representing aggregate gross proceeds to the Company of Cdn $30,021,600 or approximately $25,000,000. The Units were sold at a price of Cdn $5.60 or approximately $4.65 per Unit. Each Unit is comprised of one Class A common share and one-half of a Class A common share purchase warrant of Gold Reserve. Each whole Class A common share purchase warrant entitles the holder thereof to acquire one Class A common share of Gold Reserve at a price of Cdn $6.50 or approximately $5.40 per Class A common share for a period of 24 months following the closing date of the Offering. The net proceeds from the offering are being used for the development of the Brisas property. In addition to the 5,361,000 private placement shares, 373,954 shares were issued upon exercise of employee stock options, 75,000 shares were issued to the Company's KSOP plan and 54,000 shares were issued to employees as compensation and 21,100 shares were issued upon the exercise of 42,200 warrants from the September 2003 offering.

As of March 28, 2005 the Company had the following unexercised warrants outstanding:

Date Issued	Number of Units/Warrants	Number of shares issuable	Exercise Price	Estimated Proceeds	Expiration Date
11/04/04	5,361,000	2,680,500	$5.40	$14,474,700	11/05/06

In addition to the Class A common shares issuable pursuant to share purchase warrants from the November 2004 financing, at December 31, 2004 the Company also had 2,303,050 Class A common shares issuable pursuant to share purchase warrants and certain underwriters' compensation options previously issued in connection with the September 2003 financing. The share purchase warrants and compensation options were exercisable at between $3.02 and $4.36 per share. Subsequent to year-end share purchase warrants and compensation options were exercised for 533,735 Class A common shares for gross proceeds of approximately $2.1 million. The remaining share purchase warrants from the September 2003 financing expired on March 28, 2005. See footnote 12 to the consolidated financial statements.

The Company engaged Endeavour to provide general corporate financial advice with respect to its corporate development and proposed financing of the Brisas Project. Endeavour has significant experience in advising companies on raising capital for mining projects on a global basis. Endeavour has reviewed the Brisas Project and is assisting with evaluating the most efficient financing plan for Brisas. In conjunction with Endeavor, we expect to evaluate a number of financing options in the coming months. The Company currently has no definitive proposals or firm commitments for such financing.

As of March 28, 2005, the Company held approximately $32 million in cash and investments. As noted elsewhere in this document, we are seeking to raise significant additional funding in the coming months in order to fund the construction of the Brisas Project.

In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2006 (excluding substantial Brisas Project construction activities). These activities are expected to consist of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project, completion of the Brisas Project Environmental and Social Impact Assessment Study, obtaining the required permits (primarily the permits to construct and operate) and identifying suitable funding sources. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project, and the Company currently has no definitive proposals or firm commitments to proceed with such financing. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project, which would have a material adverse effect on the Company.

The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our 2005-2006 work plan, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project. Failure to raise the required funds will mean the Company is unable to construct and operate the Brisas Project.

Operations. Cashflow used by operations for 2004 was approximately $4.0 million, which was an increase over 2003 of approximately $1.1 million. The increase from 2003 was primarily due to overall increases in expenditures as a result of the increased activity associated with the development of the Brisas Project and financing activities, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires, and increased costs associated with investor relations.

Item 6. Directors, Senior Management and Employees

The following sets forth certain information regarding the Company's Board of Directors and Named Executive Officers. The time periods referred to below reflect the cumulative period of time the individual has been a Director or officer of the Company or Gold Reserve Corporation, the predecessor issuer. Directors serve until the next annual meeting.

Name	Age	Principal Occupation	Director and/or Officer Since
Rockne J. Timm Chief Executive Officer, Director	59	Chief Executive Officer of the Company. Director and President of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	March 1984
A. Douglas Belanger President, Director	51	President of the Company. Director and Executive Vice President of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	August 1988
James P. Geyer Senior Vice President, Director	52	Senior Vice President of the Company. Resides: Spokane, Washington.	June 1997
James H. Coleman Non-Executive Chairman, Director	54	Senior Partner of Macleod Dixon LLP of Calgary, Alberta and Director of various public companies. Resides: Calgary, Alberta.	February 1994
Patrick D. McChesney Director	55	Controller of Remtech, Inc. and a Director of Remediation Technologies Nigeria, Ltd. He is also a Director of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	August 1988
Chris D. Mikkelsen Director	53	Principal in McDirmid, Mikkelsen & Secrest, P.S. (a certified public accounting firm). Director of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	June 1997
Jean Charles Potvin Director	51	President and Chief Executive Officer of Tiomin Resources Inc. Resides: Toronto, Ontario	November 1993
Douglas E. Stewart–Vice President Project Development	53	Vice President–Project Development of the Company Resides: Lone Tree, Colorado	April 1997
Robert A. McGuinness Vice President–Finance and Chief Financial Officer	49	Vice President–Finance and Chief Financial Officer of the Company. Vice President–Finance and Chief Financial Officer of MGC Ventures, Inc. and Great Basin Energies, Inc. Resides: Spokane, Washington.	March 1993

There are no family relationships or arrangements or understandings pursuant to which any person was appointed as a Director or member of senior management.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth the compensation paid by the Company to the Named Executive Officers who served during the year ended December 31, 2004.

U.S. Dollars Name and Principal Position	Year	Salary $	Bonus	[1]Securities Under Options/ SARs Granted (#)	[2]All Other Compensation ($)
Rockne J. Timm Chief Executive Officer	2004	217,917	95,000	649,950	39,000
	2003	195,000		696,700	42,000
	2002	195,000		696,700	31,144
A. Douglas Belanger President	2004	201,250	65,000	568,955	41,000
	2003	175,000		573,955	39,040
	2002	175,000		573,955	29,000
James P. Geyer Senior Vice President	2004	185,417	57,500	289,209	41,000
	2003	175,000		284,209	39,040
	2002	175,000		284,209	29,000
Robert A. McGuinness Vice President–Finance and Chief Financial Officer	2004	128,333	50,000	271,122	35,667
	2003	120,000		301,122	26,770
	2002	120,000		306,622	19,849
Douglas E. Stewart Vice President – Project Development	2004	114,333	40,000	83,000	30,867
	2003	101,000		83,000	22,531
	2002	96,000		79,367	15,839
Officers as a group (6)	2004	919,750	335,500	1,977,236	207,634
	2003	831,000		2,053,986	183,654
	2002	826,000		2,047,220	135,529

1) Consists of the number of Class A common shares issuable to Named Executive Officers pursuant to options held at the end of each reported period.
2) Consists of the Dollar value of shares purchased under the Company's KSOP Plan and allocated to the account of each Named Executive Officer during 2004, 2003, and 2002 respectively as follows: Mr. Timm: 18,785 shares, 39,463 shares, and 49,387 shares; Mr. Belanger: 19,749 shares, 36,681 shares, and 45,988 shares; Mr. Geyer: 19,749 shares, 36,681 shares, and 45,988 shares; Mr. McGuinness: 17,180 shares, 25,153 shares, and 31,476 shares; and Mr. Stewart: 14,868 shares, 21,170 shares, and 25,117 shares. See– "KSOP Plan" below.

Options granted for shares of the Company during the year ended December 31, 2004

The following stock options to purchase Class A common shares were granted during 2004 to Named Executive Officers.

Name	Date of grant	Number of options granted	Exercise Price	Expiration Date
Rockne J. Timm	07/26/04	45,000	$ 3.39	07/26/09
A. Douglas Belanger	07/26/04	30,000	$ 3.39	07/26/09
James P. Geyer	07/26/04	25,000	$ 3.39	07/26/09
Robert A. McGuinness	07/26/04	20,000	$ 3.39	07/26/09
Douglas E. Stewart	07/26/04	20,000	$ 3.39	07/26/09

Aggregated option exercises during the year ended and option values as of December 31, 2004

The following table sets forth option exercises and the financial year-end values for options outstanding to the Named Executive Officers and Directors of the Company.

Name	Number of securities acquired on exercise	Aggregate Value Realized [1]	Number of unexercised options at fiscal year-end exercisable/ unexercisable	Dollar value of unexercised in-the-money options at fiscal year-end exercisable/ unexercisable [2]
Rockne J. Timm	91,750	$230,847	649,950 / –	$ 2,284,099 / –
A. Douglas Belanger	35,000	88,986	568,955 / –	2,014,939 / –
James P. Geyer	20,000	50,736	289,209 / –	999,658 / –
Robert A. McGuinness	50,000	136,748	271,122 / –	912,160 / –
Douglas E. Stewart	20,000	56,336	83,000 / –	207,938 / –
James H. Coleman			174,166 / 37,500	511,136 / 17,461
Patrick D. McChesney	5,000	12,684	127,385 / –	469,739 / –
Chris D. Mikkelsen	10,000	40,000	112,278 / –	373,230 / –
Jean Charles Potvin	20,000	52,600	100,612 / –	362,771 / –

1) The "Aggregate Value Realized," if applicable, would have been calculated by determining the difference between the market value of the securities acquired on the date of exercise based on the U.S. Dollar equivalent of the closing price on the TSX on the date of exercise, less the exercise price of the options exercised.

2) The "Value of Unexercised In-The-Money Options at FY-End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2004, the closing price of the shares of common stock on the American Stock Exchange was $4.47. Options range in price of between $0.72 and $4.14 and generally expire between 2005 and 2009.

Director Compensation

Consistent with the Board's intent to have both Directors and management hold shares of the Company, non-employee Directors, Messrs. Coleman, McChesney, Mikkelsen and Potvin, were each granted 10,000 Class A Shares in January 2005 for services during the fiscal year ended December 31, 2004. The value of each share was U.S. $3.92524. Mr. Coleman was paid approximately $136,000, related to his position as director of the Company, during the fiscal year ended December 31, 2004. Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Equity Incentive Plan

The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "Plan", as amended in 2004). The Plan provides for the issuance of up to 2,850,000 Class A common shares, through the grant of both "incentive stock options" and "non–statutory options" to purchase Class A common shares, stock appreciation rights ("SARs"), and up to 650,000 shares of restricted stock. In addition, options previously issued under inactive predecessor plans that as a result of forfeiture to the Company become subject to re–issuance shall be re-issued and administered pursuant to the Plan. Key employees of the Company and its subsidiaries are eligible to receive grants under the Plan. The Board or the Compensation committee of the Board is responsible for the administration of the Plan.

As of March 28, 2005, options for the purchase of 3,080,085 Class A common shares remained outstanding and 126,937 Class A common shares remained available for grant under the Plan. To date, 438,000 shares of restricted stock have been granted from the Plan. No SARs have been granted to date. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution.

Options, SARs and restricted stock granted under the Plan are generally granted at the United States Dollar equivalent of the closing sales price of the Class A common shares on the day immediately preceding the grant date, as reported on the Toronto Stock Exchange.

Options to Purchase Securities From the Registrant or Subsidiaries

Gold Reserve Inc.

The following table sets forth the number of Class A common shares of Gold Reserve Inc. subject to options, which were held by the Named Executives Officers and Directors of the Company at December 31, 2004. As a group, officers and Directors of the Company (10 persons) held 2,529,177 options to purchase Class A common shares of the Company.

Name	No. of Class A common shares subject to option	Exercise Price	Expiry date
Rockne J. Timm	486,867	$ 0.72	June 2006
	118,083	1.00	June 2005
	45,000	3.39	July 2009
A. Douglas Belanger	401,303	0.72	June 2006
	137,652	1.00	June 2005
	30,000	3.39	July 2009
James P. Geyer	199,473	0.72	June 2006
	64,736	1.00	June 2005
	25,000	3.39	July 2009
James H. Coleman	69,444	0.72	June 2006
	67,222	1.00	June 2005
	75,000	4.00	January 2009
Patrick D. McChesney	98,974	0.72	June 2006
	28,411	1.00	June 2005
Chris D. Mikkelsen	41,519	0.72	June 2006
	20,759	1.00	June 2005
	50,000	1.56	May 2008
Jean Charles Potvin	48,741	0.72	June 2006
	51,871	1.00	June 2005
Robert A. McGuinness	197,415	0.72	June 2006
	42,207	1.00	June 2005
	11,500	4.14	October 2008
	20,000	3.39	July 2009
Douglas E. Stewart	37,367	0.72	June 2006
	14,633	1.56	May 2008
	11,000	4.14	October 2008
	20,000	3.39	July 2009

Subsidiaries

Great Basin Energies, Inc. and MGC Ventures, Inc., both 47% owned subsidiaries of the Company, have a total of 1,410,000 and 1,370,000 outstanding options to purchase their common shares, respectively. As a group, officers and Directors of the Company (10 persons) held 1,240,000 and 1,210,000 options to purchase common shares of Great Basin Energies, Inc. and MGC Ventures, Inc., respectively. These options are exercisable at between $0.03 and $0.04 per share and expire between 2005 and 2008. No warrants to purchase such common shares were outstanding.

Previous Re-pricing of Certain Options Granted to Directors and Officers of the Company

The following table sets forth certain re-pricing information with respect to options held by Named Executive Officers and Directors of the Company. During the last ten years the shareholders approved two re-pricings of certain options held by the Named Executive Officers. In June 2000, options with exercise prices of $3.75 were re-priced at $1.00, a 25% premium to the market price of the Company's shares at the date of approval. In June 2001, options with exercise prices in excess of $0.72 were re-priced at $0.72, a 50% premium to the market price of the Company's shares at the date of approval and fifty-percent of all vested options, or immediately exercisable options, were unvested for the following twelve month time period. All repriced options have five-year lives from the date of approval by shareholders. The following table details the re-pricing information:

Name	Date Approved by shareholders	Securities Under Options/ SARs Re-priced Or Amended (#)	Exercise Price at Time of Re-pricing or Amendment ($/Security)	Length of Original Option Term Remaining at Date of Re-pricing or Amendment
Rockne J. Timm	June 2000	209,833	$3.75	2.8 years
	June 2001	27,200	1.13	1.7 years
	June 2001	40,000	1.50	3.1 years
	June 2001	50,000	2.59	2.2 years
	June 2001	125,000	3.25	2.3 years
	June 2001	244,667	3.75	2.2 years
A. Douglas Belanger	June 2000	172,652	3.75	2.8 years
	June 2001	26,000	1.13	1.7 years
	June 2001	30,000	1.50	3.1 years
	June 2001	65,000	2.59	2.2 years
	June 2001	50,000	3.25	2.3 years
	June 2001	230,303	3.75	2.2 years
James P. Geyer	June 2000	84,736	3.75	2.8 years
	June 2001	30,000	1.50	3.1 years
	June 2001	64,209	2.59	2.2 years
	June 2001	5,000	2.88	7.0 years
	June 2001	100,264	3.75	2.2 years
Robert A. McGuinness	June 2000	92,207	3.75	2.8 years
	June 2001	30,000	1.50	3.1 years
	June 2001	68,417	2.59	2.2 years
	June 2001	115,998	3.75	2.2 years
James H. Coleman	June 2000	67,222	3.75	2.8 years
	June 2001	15,000	1.28	3.1 years
	June 2001	134,444	3.75	2.2 years
Patrick D. McChesney	June 2000	33,411	3.75	2.8 years
	June 2001	27,152	1.13	1.7 years
	June 2001	15,000	1.28	3.1 years
	June 2001	17,278	2.59	2.2 years
	June 2001	49,544	3.75	2.2 years
Chris D. Mikkelsen	June 2000	30,579	3.75	2.8 years
	June 2001	15,000	1.28	3.1 years
	June 2001	17,278	2.59	2.2 years
	June 2001	44,241	3.75	2.2 years
Jean Charles Potvin	June 2000	51,871	3.75	2.8 years
	June 2001	15,000	1.28	3.1 years
	June 2001	17,278	2.59	2.2 years
	June 2001	89,463	3.75	2.2 years
Douglas E. Stewart	June 2001	79,367	1.50	3.1 years

KSOP Plan

The Company also maintains a retirement plan, the KSOP Plan, for the benefit of eligible employees of the Company. The KSOP Plan consists of two components– a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2005 to $14,000 ($18,000 limit for participants who are 50 or more years of age, or who turn 50 during 2005).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board of Directors and allocations are made in the form of Class A common shares. The number of Class A commons shares released for allocation is determined by multiplying the total eligible compensation by the contribution percentage approved by the Board of Directors and dividing that number by the average price of the shares remaining in the KSOP Plan for distribution. For KSOP Plan year 2005 the Company has adopted a "Safe Harbor" contribution of 3% of eligible compensation. As of December 31, 2004, 50,321 shares remained in the KSOP Plan to be allocated to KSOP Plan participants.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2005) to a maximum of $42,000 ($46,000 limit for participants who are 50 or more years of age or who turn 50 during 2005). The annual Dollar limit is an aggregate limit, which applies to all contributions made under this plan or any other cash or deferral arrangements.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

The Company allocated contributions to eligible KSOP Plan participants for plan years 2004, 2003 and 2002 were $254,779 (122,722 shares), $216,432 (203,357 shares), and $153,003 (242,632 shares), respectively. See footnote 2 of "–Executive Compensation."

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written contracts of employment between the Company and the Named Executive Officers. The Company has entered into agreements with each of the Named Executive Officers in order to induce them to remain employed by the Company in the event of a change of control (as defined in the agreements). The Board decided to implement such Change of Control Agreements given, among other things, the Named Executive Officers' familiarity and long-standing involvement with the Brisas Project and the importance of each of their continued involvement in the on-going development of the Brisas Project.

In the event of a change in control, the Company has agreed with each of such Named Executive Officers to, among other things, continue their employment and, if their employment is terminated within seven months following the change in control (other than for cause, disability, retirement or death) or if the Named Executive Officer terminates his employment for good reason (as defined in the agreements) at any time within seven months following the change of control, such individual will be entitled to receive (lump-sum), among other things, two or three times his annual salary and KSOP contributions, an amount equal to all bonuses received during the twelve months prior to the change of control, maintenance of health and insurance benefits for a period of 36 months and the buy-out of the cash value of any unexercised stock options (if so elected by the employee).

Board Practices

Based upon the recommendations of a report dated December 1994 (the "Report") by the TSX Committee on Corporate Governance in Canada, the TSX adopted a by-law requiring corporations listed on the TSX to disclose their approach to corporate governance. The Board believes that the Company's general approach, as summarized below, is substantially consistent with objectives reflected in the Report.

Mandate and Duties of the Board. The Board has ultimate responsibility for supervising the conduct of the Company's affairs and the management of its business. The principal objective of the Board is to protect and enhance shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management.

The Board met ten times during 2004 at which attendance, in person or by telephone, averaged 89%. Various matters were considered and approved by written resolution during the year.

Board Composition. The Report's Guidelines recommend that a majority of the Directors of the Company be "unrelated" Directors. An "unrelated" Director is a Director who is independent of management and is free from any interest and any business or other relationship, which could, or could reasonably be perceived, to materially interfere with a Director's ability to act with a view to the best interests of the corporation, other than the interests and relationships arising from shareholding. The Company's Board presently consists of seven members. The Board considers that four members are "unrelated" Directors as defined in the Report's Guidelines. The remaining three members are currently executive officers of the Company. For the purposes of this discussion, a "related" Director is a Director who is not an unrelated Director. All Directors presently serve until the next annual meeting of the Company's shareholders or until their successors are elected and have qualified.

The Board currently believes that seven Directors and the current composition of the Board represent an appropriate board size for the Company, having regard to the size and activities of the Company. The current composition of the Board provides, in the Board's view, an appropriate representation of senior management and outside Directors.

Board Compensation. The Board reviews from time to time the compensation paid to the Directors in order to ensure that Directors are being adequately compensated for the duties performed and the obligations assumed by the Directors.

Board Committees. The Board has delegated some of its authority to three committees of the Board. These are the Executive Committee, the Compensation Committee and the Audit Committee. The Board does not maintain a nominating committee or an orientation and education program for new Directors as suggested by the Report or a committee to deal with corporate governance matters generally. Decisions regarding recruitment of new Directors, assessment of current Directors, succession planning and other corporate governance matters are made by the full Board. The Board is of the view that, given the size of the Company and the fact that a majority of the Board members are independent of management, these matters can be appropriately dealt with by the full Board. During 2004, all of the Directors attended, in person or by phone, 92% of the meetings of the Board and Committees on which they served.

The Executive Committee, which is comprised of Rockne J. Timm (Chair), A. Douglas Belanger and James H. Coleman, meets in person or by phone on a regular basis. The Executive Committee supervises the business affairs of the Company between Board meetings, except for those matters assigned to the Compensation and Audit Committees. The Executive Committee is composed of one unrelated Director (Mr. Coleman) and two related Directors (Messrs. Timm and Belanger).

The Compensation Committee, which met nine times during 2004, in person and by phone, consists of Chris D. Mikkelsen (Chair) and JC Potvin, both of who are unrelated Directors. The Compensation Committee has responsibility with respect to approving and advising the full Board on compensation matters involving officers of the Company as well as approving allocations to the KSOP Plan.

The Audit Committee, which met four times during 2004, in person and by phone, consists of Chris D. Mikkelsen (Chair), Patrick D. McChesney and JC Potvin, all of who are unrelated Directors. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent public accountants and monitors the independence and performance of our auditors. The Audit Committee monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance. It reviews and reports to the Board the scope and results of audits by our outside auditor and reviews the audit and other professional services rendered by the outside auditor. The Audit Committee also reviews transactions between the Company and our directors and officers, our policies regarding those transactions and compliance with our business ethics and conflict of interest policies. The Board has delegated review of the quarterly financial statements to the Audit Committee prior to filing with regulatory agencies. The Audit Committee reports to the Board on its activities and findings.

Independence From Management. It is the Board's view that the Board operates and functions independently of management as required. Mr. Coleman, an independent and un-related director serves as non-executive Chairman of the Board. In addition, the fact that four out of the seven Board members are unrelated and not employees of the Company further reinforces the Board's independence from management.

Shareholder Communication. The Company communicates regularly with its shareholders through annual and quarterly reports, as well as news releases, regulatory filings and the Company's website. In addition, the executive officers of the Company are responsible for addressing day-to-day shareholder inquiries and other shareholder communication issues.

Expectations of Management. The Board has delegated to the Chief Executive Officer responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

Outside Advisors. The Company's Audit Committee hires, fires, compensates, oversees and monitors the independence and performance of our independent auditors. Each of the Board and the Audit Committee are empowered to hire outside advisors independent of management, as it determines necessary to carry out its duties.

Share Ownership by Directors and Management

The following table sets forth the share ownership in the Company by Directors and Named Executive Officers as of March 28, 2005 at which time the number of Class A common shares and Equity Units outstanding were 34,599,819 and 1,157,397, respectively.

Name	Number of Common Shares Beneficially Owned [1]	Percent Ownership
Rockne J. Timm [2][3][4]	1,442,169	4.0
A. Douglas Belanger [2][3]	1,433,192	4.0
James P. Geyer	465,865	1.3
Robert A. McGuinness [2][3]	445,423	1.2
Douglas E. Stewart	196,365	0.6
James H. Coleman [2][3]	234,000	0.7
Patrick D. McChesney [2][3]	132,758	0.4
Chris D. Mikkelsen [2][3][4]	294,500	0.8
Jean Charles Potvin	104,168	0.3

(1) Includes for each individual shares issuable pursuant to presently exercisable options for common shares as of March 28, 2005 or options exercisable within 60 days of March 28, 2005 as follows: Mr. Timm, 594,617; Mr. Belanger, 504,452; Mr. Geyer, 258,874; Mr. McGuinness 251,344; Mr. Stewart 83,000; Mr. Coleman, 161,416; Mr. McChesney, 114,072; Mr. Mikkelsen, 91,519; Mr. Potvin, 76,305.

(2) Messrs. Timm, Belanger, McGuinness, Coleman, McChesney, and Mikkelsen are Officers or Directors of Great Basin Energies, Inc., which owns 516,720 common shares, or 1.5% of the outstanding common shares. The foregoing individuals beneficially own 9.4%, 6.1%, 0.9, 2.4%, 1.6%, and 1.3%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by Great Basin Energies, Inc.

(3) Messrs. Timm, Belanger, McGuinness, Coleman, McChesney, and Mr. Mikkelsen are Officers or Directors of MGC Ventures, Inc., which owns 276,642 common shares, or 0.8% of the outstanding common shares of the Company. The foregoing individuals beneficially own 10.6%, 10.5%, 1.5, 4.3%, 3.3%, and 2.3% respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the common shares owned by MGC Ventures, Inc.

Number of Employees

As of March 28, 2005, the Company employed ten full time personnel from its Spokane, Washington, office and approximately 55 people in Venezuela, of which approximately 33 are located at the Brisas Project. The Company maintains a corporate office in Caracas and manages day-to-day activities of Venezuelan operations from its Puerto Ordaz office.

Item 7. Major Shareholders and Related Party Transactions

CONTROL OF REGISTRANT

We are not directly or indirectly owned or controlled by another corporation or by any foreign government. No company or government beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued Class A common shares as of the date of this report. Directors and the Named Executives Officers as a group own 4,784,440 shares (including 2,135,599 shares subject to options exercisable within 60 days), or 12.3% of the total shares issued. To the best of our knowledge, there are no individual shareholders beneficially owning 5% or more of the Company's common shares. See "–Directors, Senior Management and Employees- Share ownership by Directors and Management." We have no knowledge of any arrangements that may, at a subsequent date, result in a change in our control.

RELATED PARTY TRANSACTIONS

The Directors, officers and principal shareholders of the Company and associates, affiliates and close family members of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last three fiscal years other than as noted below. The following table sets forth maximum indebtedness to the Company of each Director and Named Executive Officer during the last fiscal year and the amount outstanding at March 28, 2005:

Name and Principal Position	Involvement of issuer or subsidiary	[1]Largest amount outstanding during 2004	Amount outstanding at March 28, 2005
Rockne J. Timm– Chief Executive Officer and Director	Lender	$23,500	$0
James P. Geyer–Senior Vice President and Director	Lender	18,200	0
Robert A. McGuinness–Vice President–Finance and Chief Financial Officer	Lender	[2] 62,500	0
Douglas E. Stewart–Vice President Project Development	Lender	4,900	0

1) Except for item 2 below, the indebtedness represents amounts loaned in 1998 to these individuals by the Company to pay income taxes related to restricted stock grant transactions. The Company held promissory notes for each amount loaned at an interest rate of 4.57%, originally due in 2005 and paid in full in 2004.
2) Includes an outstanding 1996 loan of $50,000, bearing interest at 5.2%, secured by a residential second mortgage, which was due in 2005 and paid in full in 2004.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors, officers of the Company, nor any person or corporation owning more than 10% of any class of voting securities of the Company, nor any associates or affiliate of any of them, had or has any material interest in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Item 8. Financial Information

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. For a discussion of the principal differences between accounting principles generally accepted in Canada and the United States, please refer to note 11 to the consolidated financial statements, included elsewhere in this annual report. A consolidated balance sheet is presented for fiscal years 2004 and 2003 along with consolidated statements of operations, cashflow and changes in shareholders' equity, which are presented for fiscal 2004, 2003 and 2002. Reference is made to Item 3 for the Company's policy on dividends and Item 17 for detailed financial information.

LEGAL PROCEEDINGS

We are unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that may have a significant effect on the Company's financial position or profitability.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

The Class A common shares of Gold Reserve Inc. are traded on The Toronto Stock Exchange ("TSX") and on the American Stock Exchange ("AMEX") under the symbol "GRZ." The Company's November 4, 2004 warrants are traded on the TSX under the symbol "GRZ.T." Neither the Company's equity units and the related underlying securities nor the other outstanding stock purchase warrants are listed for trading on any exchange.

Previous to October 3, 2003, the Company's common stock was traded in the United States on the Over-the-Counter Market ("OTC") under the symbol "GLDR" and was traded on the TSX under the symbol "GLR.A."

Last Six Months	TSX			AMEX [1]	
	High	Low		High	Low
	Canadian Dollars			*U.S. Dollars*	
March (through 03/28/05)	$5.69	$4.44		$4.72	$3.64
February	5.74	4.64		4.70	3.72
January	5.23	4.71		4.48	3.80
December	6.63	5.32		5.62	4.40
November	6.70	5.35		5.66	4.35
October	6.10	5.40		4.91	4.30

Last Nine Quarters	TSX			AMEX [1]	
	2005			*2005*	
	High	Low		High	Low
First Quarter	$5.74	$4.44		$4.72	$3.64

	2004		*2003*		*2004*		*2003*	
	High	Low	High	Low	High	Low	High	Low
	Canadian Dollars				*U.S. Dollars*			
Fourth Quarter	$6.70	$ 5.32	$7.58	$4.32	$ 5.66	$4.30	$5.86	$3.25
Third Quarter	5.87	4.07	4.25	2.10	4.67	3.15	3.16	1.56
Second Quarter	5.70	3.70	2.55	2.10	4.31	2.74	1.91	1.41
First Quarter	6.89	4.39	2.94	1.77	5.33	3.35	2.00	1.16

Last Five Years	TSX		AMEX[1]	
	High	Low	High	Low
	Canadian Dollars		*U.S. Dollars*	
2004	$ 6.89	$ 3.70	$ 5.66	$ 2.74
2003	7.58	1.77	5.86	1.16
2002	3.31	1.06	2.24	0.71
2001	1.85	0.68	1.22	0.44
2000	1.46	0.67	1.25	0.41

(1) Previous to October 3, 2003, quotes are from the OTC market.

On March 28, 2005, the closing price for a Class A common share of the Company was Cdn $4.44 per share on the TSX and U.S. $3.64 per share on the AMEX. As of March 28, 2005, there were a total of 34,599,819 Class A common shares issued and 1,157,397 Class B common shares issued.

The number of holders of Class A and Class B common shares of record on March 28, 2005 was approximately 1,200. Based on recent mailings to shareholders, the Company believes its common shares are owned beneficially by approximately 8,000 shareholders. An estimated 75% of the Company's shareholders are Canadian residents who own approximately 60% of the Company's outstanding shares, with the remaining outstanding shares owned primarily by U.S. residents.

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

Information under this heading is included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the U.S. Securities and Exchange Commission on November 27, 1998 and incorporated by reference herein. All referenced documents concerning the Company referenced in this annual report may be examined at the Company's executive offices located at 926 West Sprague Avenue, Suite 200, Spokane, WA 99201, USA or through the U.S. Securities and Exchange Commission's website at www.sec.gov.

MATERIAL CONTRACTS

During the past two years, the Company has had no material contracts, other than through the ordinary course of business.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described below under the heading "Taxation".

Presently, the Company does not carry on any mining business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, a direct or indirect acquisition of control of such a Canadian business by non-Canadians may be subject to either notification or review under the Investment Canada Act. Under the Investment Canada Act, subject to certain specified exceptions, acquisitions of control by non-Canadians of Canadian businesses which exceed specified financial thresholds are reviewable (i.e., require the prior approval of the federal Minister of Industry and/or the federal Minister of Canadian Heritage based on a "net benefit to Canada" test). Any acquisition of control of a Canadian business by a non-Canadian that does not exceed the applicable review threshold is merely subject to notification to Investment Canada, a government agency within Industry Canada.

The term "non-Canadian" is defined in the Investment Canada Act to include: (1) an individual who is neither a citizen nor a permanent resident of Canada, (2) a foreign government or (3) any other entity, including a corporation, that is not Canadian-controlled.

Under the Investment Canada Act, an acquisition of control of a Canadian business may occur through the acquisition of the voting interests of an entity, including a corporation, which directly or indirectly carries on the Canadian business. Generally, the Investment Canada Act deems that the acquisition of a majority of the voting shares of a corporation by a non-Canadian constitutes acquisition of control of such corporation. The acquisition of one-third or more (but less than a majority) of the voting shares of a corporation by a non-Canadian is presumed to be an acquisition of control of the corporation unless it can be established that the acquirer does not in fact control the corporation through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of the corporation.

In addition, an acquisition of control is also considered to occur for purposes of the Investment Canada Act when all or substantially all of the assets used in carrying on a Canadian business are acquired.

If an acquisition of control of a Canadian business is made in contravention of the Investment Canada Act, a court of competent jurisdiction may make any order it deems fit, including requiring the acquirer to divest such Canadian business.

Except as described above, statutes in Canada and the Yukon Territory and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

The Company maintains a Shareholder Rights Plan, which is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. In 2003, the shareholders approved an amendment to continue the Shareholder Rights Plan until June 30, 2006.

TAXATION

Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the ''Canadian Act'') generally applicable to the holding and disposition of Class A and Class B common shares (together, the "common shares") by a holder who, at all relevant times for purposes of the Canadian Act, is not resident or deemed to be resident in Canada, deals at arm's length with the Company, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada and who, for purposes of the Canada-United States Income Tax Convention (the ''Treaty''), is a resident of the United States. Generally, common shares will be considered to be capital property to a holder thereof provided that the holder does not use the common shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary does not deal with special situations, such as particular circumstances of traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, and financial institutions. For purposes of the Canadian Act, all amounts relevant in computing a holder's liability under the Canadian Act must be computed in Canadian Dollars. Amounts denominated in U.S. Dollars including adjusted cost base and proceeds of disposition must be converted into Canadian Dollars based on the prevailing exchange rate at the relevant time.

Dividends

Dividends on common shares paid or credited to a U.S. Holder (as defined below) by the Company are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation beneficially owning at least 10% of the Company's voting shares). Under the Treaty, dividends paid by the Company to certain religious, scientific, charitable, certain other tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States are exempt from Canadian withholding tax.

Dispositions

A U.S. Holder will generally not be subject to tax under the Canadian Act in respect of a capital gain realized on the disposition of a common share, unless the common share constitutes ''taxable Canadian property'' as defined in the Canadian Act at the time of disposition. The Class B common shares are currently not listed on any stock exchange and are taxable Canadian property. A Class A common share will generally not be taxable Canadian property to a U.S. Holder at the time of disposition provided the Class A common shares are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange and American Stock Exchange) at that time and, during the 60 month period ending at the time of disposition of the Class A common share, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with such persons, did not own 25% or more of the Company's issued shares of any class or series of capital stock.   A Class A common share that was received on a conversion of a Class B common share may constitute taxable Canadian property.

Even if a common share constitutes taxable Canadian property to a U.S. Holder, by reason of the Treaty, no tax will generally be payable under the Canadian Act on a capital gain realized by the U.S. Holder on the disposition of such shares provided the value of such shares at the time of disposition is not derived principally from real property situated in Canada. The Company believes that, at the date of this filing, the value of each class of common shares is not derived principally from real property situated in Canada within the meaning of the Treaty.

Provided that the Class A common shares are not taxable Canadian property to a U.S. Holder, there are no clearance certificate requirements imposed by the Canadian Act on that U.S. Holder in respect of a disposition of Class A common shares. As long as the Class B common shares are taxable Canadian property, a U.S. Holder will be required to apply to the federal Canadian tax authorities for a clearance certificate upon a disposition of a Class B common share, including in the case of a conversion of a Class B common share into a Class A common share.

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of ownership and disposition generally applicable to U.S. Holders (as defined below) of the Company's common shares. The discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), final and temporary Treasury regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretations possibly with retroactive effect. In such event, the U.S. federal income tax consequences applicable to a U.S. Holder of the Company's common shares could differ from those described in this discussion.

This summary does not address the effect of the U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction. This summary does not address tax consequences applicable to a U.S. Holder's particular circumstances, including U.S. Holders who may be subject to special tax rules, including, without limitation: (1) banks or other financial institutions, U.S. Holders subject to alternative minimum tax, partnerships or other legal entities classified as a partnership for U.S. federal income tax purposes and persons holding through such entities, regulated investment companies, insurance companies, dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, certain retirement plans, dealers in commodities or currencies, tax exempt organizations or holders of the Company's common shares as part of a "straddle," "hedge" or "conversion transaction" with other investments and taxpayers whose functional currency is not the United States Dollar or (2) shareholders owning directly, indirectly or by attribution, 10% or more of the Company's common shares.

For purposes of this discussion regarding U.S. federal income tax consequence, a "U.S. Holder" is any beneficial owner of the Company's common shares that is, for U.S. federal income tax purposes, a citizen or resident of the United States (including certain former citizens and former long-term residents), a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (a) the administration of the trust is subject to the primary supervision of a U.S. court and the trust has one or more U.S. persons with authority to control all substantial decisions or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as U.S. person. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset within the meaning of Section 1221 of the Code.

Distributions

For U.S. federal income tax purposes, the amount of distributions made on the Company's common shares generally will equal the amount of cash and the fair market value of any property distributed and also will include the amount of any Canadian taxes withheld as described above. An amount of the distribution will be treated as a dividend, taxable to a U.S. Holder as ordinary income, to the extent of the Company's current or accumulated earnings and profits allocable to such U.S. Holder. To the extent that an amount received by a U.S. Holder exceeds the allocable share of the Company's current and accumulated earnings and profits, such excess will be treated as a return of capital to the extent of the U.S. Holder's tax basis in its common shares and then, to the extent in excess of such U.S. Holder's tax basis, as capital gain. The amount treated as a dividend will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations.

Under recently enacted U.S. federal income tax legislation, in the case of non-corporate U.S. Holders, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. Dividends will not qualify for the reduced rate, however, if the corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes. As discussed below, for the year ended December 31, 2004, the Company was considered a "passive foreign investment company."

The amount of any distribution paid in foreign currency will be included in a U.S. Holder's gross income in an amount equal to the U.S. Dollar value of the foreign currency calculated by reference to the spot rate in effect on the date of receipt by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. Dollars. If the foreign currency is converted into U.S. Dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution. If the foreign currency received in the distribution is not converted into U.S. Dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. Dollar value on the date of receipt. Any gain or loss recognized upon a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to the Company's common shares that are treated as a dividend for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the U.S. by the Non-U.S. Holder, (and are attributable to a permanent establishment maintained in the U.S. by such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from the Company's common shares), in which case the Non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a corporate Non-U.S. Holder also may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions that are treated as capital gain for U.S. federal income tax purposes unless such Non-U.S. Holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of the Company's common shares, as discussed below.

Subject to certain limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability for the Canadian tax withheld from any dividends paid on the Company's common shares. A U.S. Holder who does not make such an election instead may deduct the Canadian tax withheld, but only for a year in which such U.S. Holder elects to do so with respect to all creditable foreign taxes paid by such U.S. Holder. For U.S. foreign tax credit purposes, for taxable years beginning before January 1, 2007, dividends on the shares will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income." However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid on the common shares generally will be treated as "passive income" (or possibly "general income"). If, and for so long as, the Company is a United States-owned foreign corporation, dividends paid by the Company on the common shares may, subject to certain exceptions and elections, instead be treated for United States foreign tax credit purposes as partly foreign source "passive income" (or possibly "financial services income") for taxable years beginning before January 1, 2007 or "passive income" (or possibly "general income") for taxable years beginning after December 31, 2006, and partly United States-source income, in proportion to the earnings and profits of the Company in the year of such distribution allocable to foreign and United States sources, respectively. The Company will be treated as a United States-owned foreign corporation if stock representing 50% or more of the voting power or value of the stock of the Company is held, directly or indirectly, by U.S. holders. No assurance can be given as to whether the Company is or will become a United-States-owned foreign corporation.

The rules relating to the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to a foreign tax credit.

Dispositions

Subject to the discussion below pertaining to passive foreign investment companies, a U.S. Holder's sale, exchange or other disposition of the Company's common shares generally will result in the recognition by the U.S. Holder of U.S. source taxable capital gain or loss in an amount equal to the difference between the U.S. Dollar value of the amount of cash and fair market value of any property received upon the sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in the Company's common shares. Such capital gain or loss will be long-term if the U.S. Holder's holding period in the common shares is more than one year at the time of the sale, exchange or other disposition. Long-term capital gain recognized by certain non-corporate U.S. Holders generally will be subject to tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding the treatment of capital gains and losses.

A Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of the Company's common shares unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. (and is attributable to a permanent establishment maintained in the U.S. by such Non-U.S. Holder if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from the Company's common shares), or (ii) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Controlled Foreign Corporation Status

Under Section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not actually distributed to the "United States Shareholder". In addition, gain on the sale of stock in a CFC realized by a "United States shareholder" is treated as ordinary income, eligible for the reduced tax rate applicable to certain dividends, to the extent of such shareholder's proportionate share of the CFC's undistributed earnings and profits accumulated during such shareholder's holding period for the stock. Section 951(b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the foreign corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a "United States Shareholder."

Foreign Personal Holding Company Status

If (1) more than 50% of the voting power or value of the Company's common shares were owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more (50% or more in subsequent years) of the Company's income consisted of certain interest, dividend or other enumerated types of income, then the Company would be treated as a foreign personal holding company ("FPHC"). If the Company were a FPHC, then each U.S. Holder, regardless of the amount of the Company's common shares owned by such U.S. Holder, would be required to include in its gross income, as a constructive dividend, its pro rata share of the Company's undistributed taxable income, as specifically advised under the FPHC rules.

The Company believes that it has not been, and does not expect to become, a FPHC for United States federal income tax purposes. However, no assurances can be given in this regard. Prospective investors should consult their own tax advisors concerning the United States federal income tax consequences of holding the common shares if the Company is treated as a FPHC.

The FPHC rules described above have been repealed with respect to taxable years of the Company beginning after December 31, 2004 and to taxable years of U.S. Holders of the Company's common shares with or within which such taxable year of the Company ends. Prospective investors should consult their own tax advisors regarding the tax consequences of such repeal on an investment in the Offered Shares.

Foreign Investment Company Status.

If (a) 50% of more of the total voting power of the total value of the Company's outstanding shares is owned directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Registrant may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging the Company's common shares to be treated as ordinary income rather than capital gain.

The corporation does not believe that it currently qualifies as a FIC. However, there can be no assurance that it will not be considered a FIC for the current or any future taxable year.

The FIC rules described above have been repealed with respect to taxable years of the Company beginning after December 31, 2004 and to taxable years of U.S. Holders of common shares with or within which such taxable year of the Company ends.

Passive Foreign Investment Company Status

Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). A company will be considered a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares by value) in a taxable year is passive income (the "Income Test"). Alternatively, a company will be considered to be a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the company (including a pro rata share of the assets of any company of which the company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

For the year ended December 31, 2004, the Company was a PFIC because it met the Income Test. As a consequence, each shareholder who is a U.S. Holder, in the absence of an election by such holder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, will, upon certain distributions by the Company or upon disposition of the Company's common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Company's common shares while the Company was a PFIC. Additionally, a U.S. Holder who acquires the Company's common shares from a decedent who failed to make a QEF election will generally be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's tax basis, if lower, in the shares.

A U.S. Holder who owns the Company's common shares during a period when the Company is a PFIC will be subject to the foregoing PFIC rules, even if the Company ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year in which the U.S. Holder owned the Company's common shares and the Company was considered a PFIC. A U.S. Holder who makes such a QEF election will be entitled to treat any future gain on the sale of the Company's common shares as capital gain and will not be denied the tax basis step-up at death described above. Additionally, a U.S. Holder who makes a QEF election will, for each taxable year the Company is a PFIC, include in income a pro rata share of the ordinary earnings of the Company as ordinary income and a pro rata share of any net capital gain of the Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The Company, at the request of a U.S. Holder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

A U.S. Holder who makes a QEF election for the year in which the Company first becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences because the Company had no ordinary earnings or net capital gains during the year ended December 31, 2004. In addition, the Company believes that it will not have any ordinary earnings or net capital gains in future years in which it may be a PFIC. However, no assurance can be given as to this expectation. U.S. Holders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

As an alternative to the QEF election, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the U.S. Holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. If a mark-to-market election is in effect on the date of a U.S. Holder's death, the otherwise available step-up in tax basis to fair market value will not be available. Instead, the tax basis of the Company's common shares in the hands of a U.S. Holder who acquires such shares from the decedent will be the lesser of the decedent's tax basis or the fair market value of the shares.

As a PFIC, each U.S. Holder would be required annually to file an IRS Form 8621 (Return by a shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with such U.S. Holder's timely filed income tax return (or directly with the IRS if the U.S. Holder is not required to file an income tax return). A U.S. Holder choosing to make a QEF election also must include with its income tax return a shareholder election statement and the PFIC annual information statement that the Company will provide. If the Company determines that it was a PFIC during the year, within two months after the end of each such year the Company intends to supply the PFIC annual information statement necessary to make the QEF election for such year.

Due to the complexity of the PFIC rules, a U.S. Holder should consult it own tax advisor regarding the Company's status as a PFIC for tax year ending December 31, 2004 or a subsequent year, and the eligibility, manner and advisability of making a QEF election or a mark-to-market election.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions on the Company's common shares or proceeds from the disposition thereof paid by a U.S. paying agent or other U.S. intermediary to a non-corporate U.S. Holder may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding generally would not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certifications or if the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Certain Non-U.S. Holders receiving payments in the U.S or through certain U.S. financial intermediaries may be required to establish their exemption from information reporting or backup withholding by providing certification of non-U.S. status on IRS Form W-8, as applicable.

Amounts withheld as backup withholding may be credited against the U.S. Holder or Non-U.S Holder's U.S. federal income tax liability. Additionally, a U.S. Holder or Non-U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding regime by filing the appropriate claim for refund with the IRS and furnishing any required information. Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides or is organized.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The Company currently does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair value of investments in marketable securities is disclosed in Note 2 to the Consolidated Financial Statements. See "Risk Factors–Future hedging activities could negatively impact future operating results."

Item 12. Description of Securities Other Than Equity Securities - Not applicable

PART II

Item 13. Defaults, Dividends Arrearages and Delinquencies - None

Item 14. Material Modifications to Rights of Security Holders and Use of Proceeds – None

Item 15. Controls and Procedures

a) An evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15 of the U.S. Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 20-F. Based on that evaluation, the Company's management, including the chief executive officer and chief financial officer, concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on 20-F to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified in the U.S. Securities and Exchange Commission rules and forms.

b) Not applicable for annual reports for fiscal years ending prior to July 15, 2006.

c) Not applicable for annual reports for fiscal years ending prior to July 15, 2006.

d) In connection with the evaluation described above, the Company's management, including the chief executive officer and chief financial officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's fiscal year ended December 31, 2004, and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our Audit Committee is comprised of three members: Mr. Chris Mikkelsen, Mr. Patrick McChesney and Mr. Jean Charles Potvin. The Board has made the affirmative determination that all members of the Audit Committee are "independent" pursuant to the criteria outlined by AMEX and Rule 10A-3 of the U.S. Securities and Exchange Act of 1934, as amended. Mr. Mikkelsen is a CPA and shareholder in McDirmid, Mikkelsen, Secrest PS, a large local CPA practice. Mr. McChesney is a CPA and a past and present financial executive for a number of companies. Mr. Potvin is President and CEO of Tiomin Resources, Inc. a resources company based in Toronto, Canada, has an MBA-Finance and was an investment analyst at Burns Fry Ltd for 13 years. Mr. Mikkelsen serves as the "audit committee financial expert" (as defined in Item 16A to Form 20-F), although the Board believes that all members of the Audit Committee have sufficient knowledge and experience to satisfy the "financial sophistication" requirement of the AMEX and to serve as the Committee's "audit committee financial expert."

Item 16B. Code of Ethics

The company has adopted a Code of Ethics and Conduct that is applicable to all its directors, officers and employees. The Code of Ethics contains general guidelines for conducting the business of the company. There have been no amendments or waivers to this Code since its inception. We intend to disclose future amendments to, or waivers from, certain provisions of the Code on our website within five business days following the date of such amendment or waiver. A copy of the Code of Ethics and Conduct is posted on the Company's website (www.goldreserveinc.com). We believe that our Code of Ethics and Conduct constitutes a "code of ethics" as defined by the U.S. Securities and Exchange Commission and a "code of ethics and conduct" pursuant to the criteria outlined by AMEX.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The aggregate Audit Fees billed for professional services rendered by PricewaterhouseCoppers LLP ("PwC") for the audit of our annual financial statements or services that are normally provided by PwC in connection therewith for 2004 and 2003 were $48,791 and $44,309, respectively,

Audit-Related Fees

The aggregate Audit-Related Fees for professional services rendered by PwC for services connected with our quarterly reports and securities filing documents for 2004 and 2003 were $18,827 and $4,931, respectively.

Tax Fees

The aggregate Tax Fees for professional services rendered by PwC for tax compliance and return preparation services for 2004 and 2003 were $3,668 and nil, respectively.

All Other Fees

None

Audit Committee Services Approval Policy

Our Audit Committee is responsible for the oversight of our independent auditor's work and pre-approves all services provided by PwC. The Audit Committee sets forth its pre-approval in the minutes of its meetings. Audit-Related and Tax services provided by PwC are typically approved individually during the Committee's periodic meetings or, on an as-needed basis, the Audit Committee's Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.

Item 16D. Exemptions From the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

PART III

Item 17. Financial Statements

MANAGEMENT'S REPORT

To the Shareholders of Gold Reserve Inc.

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Board of Directors fulfills its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed of three directors, none of whom are members of management. This Committee monitors the independence and performance of our independent auditors and meets with the auditors to discuss the results of their audit and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval. This Committee reviews and discusses with management the consolidated financial statements, related accounting principles and practices and (when required of management under securities commissions or the applicable listing standards) management's assessment of internal control over financial reporting. This Committee also monitors the integrity of our financial reporting process and systems of internal controls regarding finance, accounting and legal compliance.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.

s/ Rockne J. Timm	s/ Robert A. McGuinness
Chief Executive Officer	Vice President–Finance and CFO
March 30, 2005	March 30, 2005

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Gold Reserve Inc.

We have audited the consolidated balance sheets of Gold Reserve Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia Canada
February 18, 2005

Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 1 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia Canada
February 18, 2005

GOLD RESERVE INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Expressed in U.S. Dollars)

	2004	2003
ASSETS		
Cash and cash equivalents	$ 27,178,705	$ 11,331,503
Marketable securities	5,528,776	8,450,478
Deposits, advances and other	336,128	310,820
Accrued interest	13,444	68,651
Total current assets	33,057,053	20,161,452
Property, plant and equipment, net	52,535,018	46,126,317
Other	1,013,460	742,713
Total assets	$ 86,605,531	$ 67,030,482
LIABILITIES		
Accounts payable and accrued expenses	$ 1,307,635	$ 765,860
Minority interest in consolidated subsidiaries	1,121,838	1,126,151
Total liabilities	2,429,473	1,892,011
Commitments		
SHAREHOLDERS' EQUITY		
Serial preferred stock, without par value		
Authorized: Unlimited		
Issued: None		
Common shares and Equity Units:	136,907,516	112,971,425
Class A common shares, without par value		
Authorized: Unlimited		
Issued: 2004… 33,715,795 2003... 27,750,258		
Outstanding: 2004… 33,421,708 2003... 27,456,171		
Equity Units		
Issued: 2004… 1,157,397 2003… 1,237,880		
Outstanding: 2004… 658,122 2003… 738,605		
Less, common shares and equity units held by affiliates	(674,598)	(674,598)
Stock options	1,004,197	
Accumulated deficit	(52,955,734)	(47,054,004)
KSOP debt	(105,323)	(104,352)
Total shareholders' equity	84,176,058	65,138,471
Total liabilities and shareholders' equity	$ 86,605,531	$ 67,030,482

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

Approved by the Board of Directors:

s/ Chris D. Mikkelsen   s/ Patrick D. McChesney

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Other Income:			
Interest income	$ 529,838	$ 594,006	$ 676,550
Gain on sale of marketable securities	370,043	176,375	26,450
	899,881	770,381	703,000
Expenses:			
General and administrative	3,079,597	1,860,312	1,329,920
Technical services	2,391,194	2,027,391	1,478,756
Corporate communications	674,786	419,394	279,093
Legal and accounting	236,924	276,291	173,472
Foreign currency (gain) loss	4,322	(156,314)	418,258
Minority interest in net income (loss) of consolidated subsidiaries	(4,313)	45,910	31,623
	6,382,510	4,472,984	3,711,122
Net loss before tax	(5,482,629)	(3,702,603)	(3,008,122)
Income tax		4,733	
Net loss	$ (5,482,629)	$ (3,707,336)	$ (3,008,122)
Net loss per share–basic and diluted	$ (0.19)	$ (0.15)	$ (0.13)
Weighted average common shares outstanding	29,215,727	24,636,083	23,316,423

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2004, 2003 and 2002

	Common Shares and Equity Units Issued			Accumulated Deficit	Common Shares and Equity Units Held by Affiliates
	Common Shares	Equity Units	Amount		
Balance, December 31, 2001	22,655,122	1,313,016	102,265,911	(40,338,546)	(674,598)
Equity units exchanged for common shares	23,036	(23,036)			
Net loss				(3,008,122)	
Common shares issued	318,000		232,160		
Balance, December 31, 2002	22,996,158	1,289,980	102,498,071	(43,346,668)	(674,598)
Equity units exchanged for common shares	52,100	(52,100)			
Net loss				(3,707,336)	
Common shares issued	4,702,000		10,473,354		
Balance, December 31, 2003	27,750,258	1,237,880	112,971,425	(47,054,004)	(674,598)
Equity units exchanged for common shares	80,483	(80,483)			
Net loss				(5,482,629)	
Stock option compensation from 2002 and 2003				(419,101)	
Common shares issued	5,885,054		23,936,091		
Balance, December 31, 2004	33,715,795	1,157,397	$ 136,907,516	$ (52,955,734)	$ (674,598)

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

GOLD RESERVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash Flow from Operating Activities:			
Net loss	$ (5,482,629)	$ (3,707,336)	$ (3,008,122)
Adjustments to reconcile net loss to net cash used by operating activities:			
Stock option compensation	599,423		
Depreciation	58,179	44,630	58,527
Amortization of premium on corporate debt securities	102,481	106,583	107,930
Foreign currency (gain) loss	4,332	(158,314)	418,258
Minority interest in net income (loss) of consolidated subsidiaries	(4,313)	45,910	31,623
Net gain on disposition of marketable securities	(370,043)	(176,375)	(26,450)
Shares issued for compensation and KSOP	453,698	520,032	238,203
Changes in non-cash working capital:			
(Increase) decrease in deposits, advances and accrued interest	138,999	9,120	(94,172)
Increase (decrease) in accounts payable and accrued expenses	541,775	415,599	29,479
Net cash used by operating activities	(3,958,098)	(2,898,151)	(2,244,724)
Cash Flow from Investing Activities:			
Purchase of marketable securities	(3,796,779)	(7,375,099)	(11,461,632)
Purchase of property, plant and equipment	(6,466,880)	(26,551)	(5,489)
Proceeds from the sale and maturity of marketable securities	6,986,043	9,940,182	9,443,246
Other	(384,179)	192,735	75,606
Net cash provided (used) by investing activities	(3,661,795)	2,731,267	(1,948,269)
Cash Flow from Financing Activities:			
Proceeds from issuance of common shares	23,467,095	9,913,755	12,960
Net cash provided by financing activities	23,467,095	9,913,755	12,960
Change in Cash and Cash Equivalents:			
Net increase (decrease) in cash and cash equivalents	15,847,202	9,746,871	(4,180,033)
Cash and cash equivalents - beginning of year	11,331,503	1,584,632	5,764,665
Cash and cash equivalents - end of year	$ 27,178,705	$ 11,331,503	$ 1,584,632

Supplemental Cash Flow Information

Non-cash investing and financing activities:						
Issuance of common shares as compensation	$	198,919	$	303,600	$	85,200
Issuance of common shares to KSOP Plan	$	255,750	$	256,000	$	134,000

The accompanying notes are an integral part of the consolidated financial statements.

Expressed in U.S. Dollars

1. The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada, and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Company has no revenue producing mining operations at this time. All amounts shown herein are expressed in U.S. Dollars unless otherwise noted.

In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer (the "Reorganization"). Generally, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the Reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was essentially the same as before the Reorganization.

Certain U.S. holders of Gold Reserve Corporation elected, for tax reasons, to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. The equity units are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the Company include Class A common shares and Class B common shares as a combined group.

Presentation of Financial Statements and Consolidation. The consolidated financial statements contained herein have been prepared in accordance with accounting principles generally accepted in Canada, which as described in Note 11, differ in certain respects from accounting principles generally accepted in the United States of America.

These consolidated financial statements include the accounts of the Company, Gold Reserve Corporation, two domestic subsidiaries, Great Basin Energies, Inc. ("Great Basin") and MGC Ventures Inc. ("MGC Ventures"), seven Venezuelan subsidiaries, and seven Aruba subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists. The Company believes it exercises majority control of Great Basin and MGC Ventures.

Cash and Cash Equivalents. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 2004 and 2003, the Company had approximately $130,000 and $64,000, respectively, in Venezuelan and banks outside Canada and the United States.

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Financial Instruments. The carrying amounts for cash and cash equivalents, advances and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into Canadian and U.S. treasury and agency obligations, major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at the lower of cost less accumulated depreciation. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

Impairment Test. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to fair value. Fair value is generally determined by discounting estimated cash flows.

Foreign Currency. The U.S. Dollar is the Company's functional currency. Foreign currency amounts are translated into U.S. Dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur, except for depreciation which is translated at historical rates. Translation gains and losses are included in operating expenses.

Stock Based Compensation. Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. This new standards was adopted retroactively without restatement of prior periods. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Income Taxes. The Company uses the liability method of accounting for income taxes. Future tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the substantively enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Measurement Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas Project located in Venezuela. Venezuela has experienced high levels of inflation during the last several years as well as political instability, civil unrest, currency and exchange controls, and a decline in industrial output and foreign investment. In August 2004, Venezuela held a mid-term presidential recall referendum (as provided in the Constitution), the result of which was President Chavez was re-elected President of Venezuela. Since the referendum, the political climate in Venezuela has improved. In view of past political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by unforeseen political events and changes in legal, tax and regulatory regimes in the future.

Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things the Company's current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A and B common shares outstanding during each year, which has been reduced by the common shares owned by Great Basin and MGC Ventures. As of December 31, 2004, 2003 and 2002, there were 3,316,374, 3,204,124 and 3,368,549 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. In addition, at December 31, 2004 and 2003 there were 4,680,400 and 2,021,000 shares, respectively, available for issuance upon exercise of common share purchase warrants. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Asset Retirement Obligations. On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants ("CICA") 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company's financial position or results of operations of the Company.

2.   Marketable Securities:

	Amortized Cost/ Carrying Value	Quoted Market Value
2004		
Temporary:		
Corporate debt securities	$ 503,226	$ 502,425
Equity securities	5,025,550	8,069,528
Total	$ 5,528,776	$ 8,571,953
2003		
Temporary:		
Corporate debt securities	$ 4,074,928	$ 4,092,900
Equity securities	4,375,550	7,489,675
Total	$ 8,450,478	$ 11,582,575

Debt securities at December 31, 2004 and 2003 yield between 2% and 7%.

3.   Property, Plant and Equipment:

	Cost	Accumulated Depreciation	Net
2004			
United States			
Furniture and office equipment	$ 303,530	$ (236,887)	$ 66,643
Leasehold improvements	35,633	(35,403)	230
	$ 339,163	$ (272,290)	$ 66,873
Foreign			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	41,034,321		41,034,321
Buildings	288,222	$ (253,121)	35,101
Furniture and office equipment	448,355	(408,127)	40,228
Transportation equipment	378,784	(277,942)	100,842
Machinery and equipment	316,552	(311,234)	5,318
	53,718,569	(1,250,424)	52,468,145
Total	$ 54,057,732	$ (1,522,714)	$ 52,535,018
2003			
United States			
Furniture and office equipment	$ 271,444	$ (216,758)	$ 54,686
Leasehold improvements	35,633	(34,809)	824
	$ 307,077	$ (251,567)	$ 55,510
Foreign			
Property and mineral rights	$ 11,252,335		$ 11,252,335
Capitalized exploration costs	34,765,993		34,765,993
Buildings	266,141	$ (238,351)	27,790
Furniture and office equipment	421,328	(399,566)	21,762
Transportation equipment	264,790	(264,790)	–
Machinery and equipment	313,188	(310,261)	2,927
	47,283,775	(1,212,968)	46,070,807
Total	$ 47,590,852	$ (1,464,535)	$ 46,126,317

4. KSOP Plan:

The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. Unallocated shares are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is at the discretion of the Company's board of directors, subject to certain limitations. The value of the shares allocated is recorded in the statement of operations with a reduction of the KSOP debt account. The Company allocated contributions to eligible participants for the Plan years 2004, 2003 and 2002 of $254,779, $216,432 and $153,003, respectively. As of December 31, 2004, 50,321 common shares remain unallocated to plan participants.

5. Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") as amended in 2004, allows for the issuance of up to 2,850,000 Class A common share purchase options, in addition to any options issued pursuant to predecessor plans, to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	3,204,124	$ 0.95	3,368,549	$ 0.80	3,421,950	$ 0.81
Options exercised	(373,954)	0.99	(400,000)	0.74	(18,000)	0.72
Options canceled	(19,296)	1.13			(50,901)	1.21
Options granted	505,500	3.88	235,575	2.74	15,500	1.10
Options outstanding at end of year	3,316,374	$ 1.39	3,204,124	$ 0.95	3,368,549	$ 0.80
Options exercisable at end of year	2,975,374	$ 1.13	3,087,588	$ 0.94	3,335,217	$ 0.80

	Price Range	Price Range	Price Range
Exercise price at end of year	$ 0.57 - $ 4.90	$ 0.55 - $ 4.14	$ 0.50 - $ 1.50
Exercise price for exercisable shares	$ 0.57 - $ 4.14	$ 0.55 - $ 4.14	$ 0.50 - $ 1.50

As of December 31, 2004, the weighted average remaining contractual life of total options outstanding was 1.86 years. The weighted average exercise price of total options outstanding and those options, which were exercisable at December 31, 2004 was $1.39 and $1.13, respectively.

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis, without restatement of prior years, to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $599,423 for stock options granted during 2004. The fair value of the options granted in 2004 was calculated using the Black-Scholes model assuming a risk free interest rate of 3.25%, expected life of five years, expected volatility of 65% and a dividend yield of nil.

Had the fair value method of accounting been followed in prior years, the Company would have recorded additional compensation expense of $406,108 and $12,993 in 2003 and 2002, respectively. The fair value of the options granted in 2003 and 2002 was calculated using the Black-Scholes model. In 2003 the model assumed a weighted average risk free interest rate of 3.7%, expected life of five years, weighted average expected volatility of 84% and a dividend yield of nil. In 2002 the model assumed a risk free interest rate of 4.0%, expected life of five years, weighted average expected volatility of 100% and a dividend yield of nil. These adjustments would have resulted in proforma basic and diluted net loss per share of $0.17 and $0.13 in 2003 and 2002, respectively.

6.   Related Party Transactions:

MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. At December 31, 2004 and 2003, the Company owned 12,062,953 common shares of MGC Ventures which represented 47% of its outstanding shares. MGC Ventures owned 276,642 common shares of the Company at December 31, 2004 and 2003. In addition, MGC Ventures owned 280,000 common shares of Great Basin at December 31, 2004 and 2003. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. At December 31, 2004 and 2003, the Company owned 15,661,595 common shares of Great Basin which represented 47% of its outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 2004 and 2003. Great Basin also owned 170,800 common shares of MGC Ventures at December 31, 2004 and 2003. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Fees Paid to Director. During 2004, 2003 and 2002, the Company incurred fees of approximately $136,000, $63,000 and $59,000, respectively, primarily for director related services performed by Mr. Coleman.

Notes Receivable from Officers. As of December 31, 2003, the Company had $109,100 in notes receivable from officers bearing interest of between 4.6% and 5.2% and payable on or before December 31, 2005. The notes were paid in full in 2004.

7.   Income Tax:

No income tax benefit has been recorded for the three years ended December 31, 2004. The Company's Venezuelan subsidiaries are subject to Venezuelan income tax but have not paid or accrued any income tax during the three years ended December 31, 2004. Income tax accrued by the Company's domestic subsidiaries during 2004, 2003 and 2002 amounted to $0, $4,733 and $0, respectively. The Company has recorded a valuation allowance to reflect the estimated amount of the future tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the future income tax assets and liabilities (excluding Venezuela) as of December 31, 2004 and 2003 were as follows:

	Future Tax Asset (Liability)	
	2004	2003
Accounts payable and accrued expenses	$ 140,028	$ 7,470
Investment income	(4,570)	(26,769)
Property, plant and equipment	8,509,277	8,507,672
Total temporary differences	8,644,735	8,488,373
Net operating loss carryforward	7,067,835	5,531,788
Alternative minimum tax credit	19,871	19,871
Total temporary differences, operating losses and tax credit carryforwards	15,732,441	14,040,032
Valuation allowance	(15,732,441)	(14,040,032)
Net deferred tax asset	$ –	$ –

7.　Income Tax, continued:

At December 31, 2004, the Company had the following U.S. and Canadian tax basis loss carryforwards and tax credits:

	U.S.	Canadian	Expires
Regular tax net operating loss:	$ 272,248	$ 325,429	2006
	1,650,395	217,789	2007
	1,244,312	318,901	2008
	688,808	419,763	2009
	341,750	977,566	2010
	645,622		2011
	1,424,144		2012
	–	1,688,052	2014
	1,386,674		2018
	1,621,230		2019
	665,664		2020
	896,833		2021
	1,435,774		2022
	1,806,275		2023
	2,760,522		2024
	$ 16,840,251	$ 3,947,500	
Alternative minimum tax net operating loss:	$ 289,523		2006
	1,624,454		2007
	1,218,023		2008
	660,271		2009
	304,472		2010
	618,845		2011
	1,399,529		2012
	$ 6,115,117		
Alternative minimum tax credit	$ 19,871		

8. Geographic Segments:

	North America	South America	Consolidated
2004			
Other income	$ 899,881		$ 899,881
Depreciation	20,723	$ 37,456	58,179
Net loss	3,620,963	1,861,666	5,482,629
Identifiable assets			
Property, plant and equipment, net	$ 66,873	$ 52,468,145	$ 52,535,018
General corporate assets	32,962,146	1,108,367	34,070,513
Total identifiable assets	$ 33,029,019	$ 53,576,512	$ 86,605,531
2003			
Other income	$ 770,381		$ 770,381
Depreciation	25,645	18,985	44,630
Net loss	2,146,525	$ 1,560,811	3,707,336
Identifiable assets			
Property, plant and equipment, net	$ 55,510	$ 46,070,807	$ 46,126,317
General corporate assets	20,095,630	808,535	20,904,165
Total identifiable assets	$ 20,151,140	$ 46,879,342	$ 67,030,482
2002			
Other income	$ 703,000		$ 703,000
Depreciation	29,847	29,680	58,527
Net loss	1,589,446	$ 1,418,676	3,008,122
Identifiable assets			
Property, plant and equipment, net	$ 75,767	$ 46,068,629	$ 46,144,396
General corporate assets	12,901,078	797,049	13,698,127
Total identifiable assets	$ 12,976,845	$ 46,865,678	$ 59,842,523

Revenues and identifiable assets of each segment are those that are directly identified with those operations.

9. Commitments:

The Company leases office space under a non-cancelable operating lease. In January 2004, the lease was renewed for an additional five years commencing March 1, 2004. Rent expense under the lease during 2004, 2003 and 2002 was $112,352, 110,442 and 108,477, respectively. Future minimum annual rent payable under the lease is $115,180 in 2005, $115,680 for each of the years 2006 through 2008 and $19,280 in 2009.

10. Shareholder Rights Plan:

At the 1997 annual meeting of shareholders, a "Shareholder Rights Plan" approved by the shareholders of Gold Reserve Corporation. As part of the Reorganization described in Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of director's time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time. In 2003, the shareholders approved an amendment to continue the Shareholder Rights Plan until June 30, 2006.

11. Differences Between Canadian and U.S. GAAP:

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the principal measurement differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows.

	Canadian GAAP	Change	U.S. GAAP
2004			
Total assets	$ 86,605,531	$3,043,978[A]	$ 89,649,509
Total shareholders' equity	84,176,058	3,043,978 [A]	87,220,036
Net loss	(5,482,629)	1,391,066 [B]	(4,091,563)
2003			
Total assets	$ 67,030,482	$3,114,125 [A]	$ 70,144,607
Total shareholders' equity	65,138,471	3,114,125 [A]	68,252,596
Net loss	(3,707,336)	(7,704,726) [B]	(11,412,062)
2002			
Total assets	$ 59,842,523	$ 41,184 [A]	$ 59,883,707
Total shareholders' equity	58,412,021	41,184 [A]	58,453,205
Net loss	(3,008,122)	(1,162,804) [B]	(4,170,926)

For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method. Had the fair value method of accounting been used under U.S. GAAP, the net loss would have been 4,690,986, 11,818,170 and 4,183,919 for the years ended December 31, 2004, 2003 and 2002, respectively.

A   Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders' equity.

B   For U.S. GAAP purposes, the Company accounts for stock-based employee compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Under U.S. GAAP, when the exercise price of certain stock options is amended (the "Repricing "), these options are accounted for as variable compensation from the date of the effective Repricing. Under this method, following the repricing date, compensation expense is recognized when the quoted market value of the Company's common shares exceeds the amended exercise price. Should the quoted market value subsequently decrease, a recovery of a portion, or all of the previously recognized compensation expense will be recognized. For United States GAAP purposes, the Company will adopt SFAS 123, "Accounting for Stock Based Compensation" effective January 1, 2005. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004. For United States GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholders' equity in 2005 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004.

12. Common Shares

On November 4, 2004 the Company completed an offering of 5,361,000 Units at Canadian $5.60 per Unit. Each Unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $6.50 for a period of 24 months following the closing date of the Offering. The net proceeds from the offering will be used for the development of the Brisas property. The net proceeds of the offering amounted to approximately Canadian $30 million (U.S.$ 25 million). In addition to the 5,361,000 shares from the financing, 373,954 shares were issued upon exercise of employee stock options, 75,000 shares were issued to the KSOP plan, 54,000 shares were issued as compensation and 21,100 shares were issued upon exercise of some the September 2003 warrants.

On September 26, 2003, the company completed an offering 4,042,000 Units at Canadian $3.50 per Unit. Each Unit consists of one Class common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Canadian $5.25 for a period of 18 months following the closing of the offering. The net proceeds of the offering amounted to approximately Canadian $13 million (U.S.$ 9.6 million).

In addition to the 4,042,000 private placement shares, 400,000 shares were issued upon exercise of employee stock options, 200,000 shares were issued to the KSOP plan and 60,000 shares were issued primarily for independent director compensation.

As of December 31, 2004, the Company had the following units and warrants outstanding:

Date Issued	Number of Units/Warrants	Number of shares issuable	Exercise Price	Estimated Proceeds	Expiration Date
09/26/03	3,999,800	1,999,900	$4.36	$ 8,719,564	03/28/05
09/26/03**	202,100	303,150	$3.02-$4.36	1,050,920	03/28/05
11/04/04	5,361,000	2,680,500	$5.40	$14,474,700	11/05/06

** In connection with the September 2003 private placement, the Company agreed to issue to the Underwriter's 202,100 non-assignable options as partial consideration for the services provided to the Company. Each option is exercisable for one unit at an exercise price of Cdn $3.64. Each unit consists of one Class A common share and one half Class A common share purchase warrant. Each whole Class A common share purchase warrant entitles its holder to acquire one Class A common share at a price of Cdn $5.25 per share.

13. New standards

In January 2003, the Financial Accounting Standards Board or "FASB" issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46R ("FIN 46 R") which supersedes FIN 46 and is effective for all Variable Interest Entities ("VIEs") created after February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all VIEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no VIEs.

In December 2004, the FASB issued SFAS 153 – Exchanges of Non-Monetary Assets – an amendment of APB 29. This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R – Accounting for Stock-based Compensation. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation. The Company will adopt SFAS 123R, "Accounting for Stock Based Compensation" effective January 1, 2005. SFAS 123R requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 5). For United States GAAP, the Company will apply the modified retrospective method of adoption included in SFAS 148 and will adjust shareholders' equity in 2005 as if the fair value based accounting method in this statement had been used to account for all employees awards granted, modified or settled in fiscal years beginning after December 14,1994. This standard is consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004.

The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141 ") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the Financial Accounting Standards Board ("FASB"), that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position ("FSP") in this regard. These issues did not have an impact on the Company's financial statements since it did not change its accounting.

The FASB also issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company's financial statements.

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. It is expected to be effective for the Company's 2005 fiscal year. As noted above, the Company has determined that it has no VIEs.

Item 18. Financial Statements – Not Applicable

Item 19. Financial Statements and Exhibits

Exhibits. The following exhibits are filed as part of this report.

Exhibit Number	Exhibit	Page Number in this report
12.1	Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	61
12.2	Certificate of Gold Reserve Inc. Vice President-Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	62
13.1	Certificate of Gold Reserve Inc. Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	63
13.2	Certificate of Gold Reserve Inc. Vice President-Finance pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	64
99.1	Consent of PricewaterhouseCoopers LLP	65
99.2	Consent of Pincock Allen & Holt	66
99.3	Consent of Aker Kvaerner Metals, Inc.	67
99.4	Consent of Vector Colorado LLC	68
99.5	Consent of AATA International, Inc.	69
99.6	Consent of Neil S. Seldon & Associates Ltd.	70
99.7	Consent of SGS Lakefield Research	71

The following exhibits previously filed are incorporated by reference.

Exhibit Number	Exhibit
1.0	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
1.1	Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.0	Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR–Merger Corp. Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.1	Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.2	Shareholder Rights Plan Agreement (as Amended) of the Company (including form of Rights Certificate). Filed as Exhibit No. 3 to the Company's Registration Statement on Form 8-A (File No. 001-31819) filed with the Securities and Exchange Commission on October 2, 2003 and incorporated by reference herein.
2.3	Form of Certificate for the Company's Class A common shares. Filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
2.4	Form of Certificate for the Unit Share. Filed as Exhibit 4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
4.0	Form of Change in Control Agreement. Filed as Exhibit 4.0 to the Company's Annual Report on Form 20-F (File No. 000-30102) filed with the Commission on May 9, 2003 and incorporated by reference herein.
8.0	Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.
9.0	Executive Summary–Brisas Project Feasibility Study, dated January 2005. Filed on Form 6-K (File No. 001-31819) with the Commission on February 14, 2005 and incorporated by reference herein.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By: s/Rockne J. Timm
Rockne J. Timm, its Chief Executive Officer
March 30, 2005

By: s/Robert A. McGuinness
Robert A. McGuinness, its Vice President of Finance,
Chief Financial Officer, and its Principal Financial
and Accounting Officer
March 30, 2005

Exhibit 12.1 – Chief Executive Officer's Section 302 Certification

I, Rockne J. Timm, certify that:

1.   I have reviewed this annual report on Form 20-F of Gold Reserve Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c)   Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 30, 2005   s/ Rockne J Timm

                                                         Rockne J. Timm,
                                                         Chief Executive Officer

Exhibit 12.2 – Chief Financial Officer's Section 302 Certification

I, Robert A. McGuinness, certify that:

1.   I have reviewed this annual report on Form 20-F of Gold Reserve Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.   The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b)   Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c)   Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.   The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 30, 2005   s/ Robert A. McGuinness

                                                  Robert A. McGuinness,
                                                  Vice President-Finance & CFO

Exhibit 13.1 – Chief Executive Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Rockne J. Timm, Chief Executive Officer of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Rockne J. Timm

Rockne J. Timm
Chief Executive Officer
March 30, 2005

Exhibit 13.2 – Chief Financial Officer's Section 906 Certification

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gold Reserve Inc. on Form 20-F for the year ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Robert A. McGuinness, Vice President-Finance & CFO of Gold Reserve Inc., certify to my knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Annual Report on 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report on Form 20-F fairly presents, in all material respects, the financial condition and result of operations of Gold Reserve Inc.

s/ Robert A. McGuinness

Robert A. McGuinness
Vice President-Finance & CFO
March 30, 2005

Exhibit 99.1 – Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and No. 333-110937) of Gold Reserve Inc. of our report dated February 18, 2005 relating to the financial statements, which appears in this Form 20-F.

s/ PricewaterhouseCoopers LLP

Vancouver, B.C.
March 30, 2005

Exhibit 99.2 – Consent of Pincock, Allen & Holt

Pincock, Allen & Holt does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

    s/   PINCOCK, ALLEN & HOLT

        March 30, 2005

Exhibit 99.3 – Consent of Aker Kvaerner Metals, Inc

Aker Kvaerner Metals, Inc. ("Aker Kvaerner") does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. (the "Company") filed with the Securities and Exchange Commission on or about March 31, 2005, subject in connection with any references to a certain feasibility study prepared by Aker Kvaerner for the Company to, among others, the following qualifications: (a) Aker Kvaerner's preparation of such feasibility study did not require Aker Kvaerner, and Aker Kvaerner did not so undertake, to confirm the accuracy of information and data supplied by the Company or third parties; (b) Aker Kvaerner did not in such feasibility study attest to or assume responsibility for (i) the accuracy of information and data supplied by the Company or third parties or (ii) the accuracy of any recommendations or opinion contained in the feasibility study that are based in whole or part on information and data supplied by the Company or third parties; and (c) Aker Kvaerner's recommendations and opinions contained in the feasibility study assume that unknown, unforeseeable, or unavoidable events, which may adversely affect the cost, progress, scheduling or ultimate success of the Brisas Project, will not occur. We also consent, again subject to the foregoing qualifications, to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/   AKER KVAERNER METALS, INC.
March 29, 2005

Exhibit 99.4 – Consent of Vector Colorado LLC

Vector Colorado LLC does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

   s/   VECTOR COLORADO LLC
        March 30, 2005

Exhibit 99.5 – Consent of AATA International, Inc.

AATA International, Inc. does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

    s/   AATA INTERNATIONAL, INC.
        March 30, 2005

Exhibit 99.6 – Consent of Neil S. Seldon & Associates Ltd.

Neil S. Seldon & Associates Ltd. does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

    s/   Neil S. Seldon & Associates Ltd.
        March 30, 2005

Exhibit 99.7 – SGS Lakefield Research

SGS Lakefield Research does hereby consent to the reference to this firm in the Annual Report on Form 20F of Gold Reserve, Inc. filed with the Securities and Exchange Commission on or about March 31, 2005. We also consent to the incorporation by reference in the Registration Statements on Forms S-8 (File No. 333-110938 and File No. 333-110937) of Gold Reserve Inc., the reference to this firm, which appears in this Form 20-F. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

s/   SGS Lakefield Research
     March 30, 2005

Glossary of Significant Terms

Certain terms used throughout this report are defined below.

alluvial...	1) Used to identify unconsolidated or clay-like materials deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas alluvial concession.
andesite...	A volcanic rock of intermediate composition. It is fine-grained and contains 55% to 60% silica.
assay...	An analysis performed on a rock sample to determine its metal content.
ball mill...	A steel cylinder partially filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.
batholith...	A mass of igneous rock with a surface area greater than 100 square kilometers.
Bolivar...	The basic monetary unit of the Republic of Venezuela. As of March 2005, 2,150 Bolivars equaled one U.S. Dollar.
breccia...	A clastic rock in which angular fragments are surrounded by a fine-grained matrix or minerals cement.
BRISAS...	Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan corporation and the subsidiary of the Company that owns the Brisas property.
Brisas alluvial concession...	The mining title granted to BRISAS by the Ministry of Energy and Mines (predecessor to the Ministry of Basic Industries and Mines) to explore and commercially develop and exploit gold contained in alluvial material on the Brisas property.
Brisas hardrock concession...	The mining title granted to BRISAS by the Ministry of Energy and Mines (predecessor to the Ministry of Basic Industries and Mines) to commercially develop and mine gold, copper and molybdenum contained in the veta or vein material on the Brisas property.
Brisas property...	The Brisas property or project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization (primarily nominal values of copper and silver) contained in these concessions, and contracts and concessions for mineralization (primarily gold, copper and molybdenum) and infrastructure use on land parcels contiguous to the existing concessions.
CESL Process …	Cominco Engineering Services Limited (CESL) on-site copper processing technology. The CESL Process is based on the oxidation of reground sulfide concentrates in an autoclave, followed by liquid-solid separation and sulfuric acid washing of the oxidized leach residue. The autoclave leach solution and the acid wash solution are subjected to solvent extraction and electrowinning to produce copper cathodes. The rinsed leach residues are subsequently cyanided to recover the contained gold.
Choco 5 Property	Grass-roots exploration target leased from Minerven, a subsidiary of CVG.
concentrate...	A finely ground product of the milling process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.
concession...	A privilege, license or mining title granted by the MIBM to explore and, if warranted, produce minerals from a specified property.
Corporación Venezolana de Guayana (CVG)...	A Venezuelan government-owned entity formed to foster industrial development and to explore and develop mineral resources in the Guayana region of Venezuela, including the State of Bolivar.
cyanidation...	A method of extracting gold or silver from a crushed or ground ore by dissolving it in a weak cyanide solution.
dilution...	Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.

dip...	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.
environmental impact statement (EIS)...	A report, compiled prior to a production decision that examines the effects of proposed mining activities on the natural surroundings.
feasibility study...	A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation...	A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.
gold equivalent...	Gross value of copper at a stated value per pound divided by the gross price of gold at a stated value per ounce.
Gold Reserve de Venezuela C.A. (GLDRV)...	A Venezuelan corporation and a foreign subsidiary of the Company. GLDRV was organized in September 1992 to manage the exploration and future development activities on the Brisas property.
grade...	The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.
gravity separation...	Recovery of gold from crushed rock or gravel using gold's high specific gravity to separate it from the lighter material.
hardrock...	Solid rock underlying an alluvial deposit. Also referred to as bedrock.
hectare...	A metric measurement of area equivalent to 10,000 square meters or 2.47 acres.
igneous...	Rocks formed by the cooling and solidifying of magma.
Imataca Forest Reserve...	A 3.6 million hectare area of tropical forest located in the State of Bolivar in southeastern Venezuela that was set aside as a region for forest exploitation by the Venezuelan government in the 1960s. The Company's Brisas Project is located in an area within the reserve, which was previously designated for mining activities.
indicated mineral resource…	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource…	That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive…	Rock which while molten penetrated into or between other rocks, but solidified before reaching the surface.
Kilometer 88 mining district (Km 88)...	An area in the State of Bolivar in southeastern Venezuela containing significant alluvial and hardrock deposits. The Company's Brisas Project is located in this district.

measured mineral resource…	That part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
metamorphism...	Rock of sedimentary or igneous origin that has been altered by high temperature and/or pressure.
mill...	A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refinery to produce pure metal.
mineral...	A naturally occurring homogeneous substance having fixed physical properties and chemical composition.
mineral resource…	A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geologic evidence and knowledge.
mineral reserve…	The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.
mineralization...	The presence of minerals in a specific area or geological formation.
Ministry of the Environment and Natural Resources (MARN)…	Venezuelan governmental entity, which exercises supervisory jurisdiction over the environment.
Ministry of Basic Industries and Mines (MIBM)...	Venezuelan governmental entity, which until early 2005 was previously referred to as the Ministry of Energy and Mines (MEM), which exercises supervisory jurisdiction over the Brisas Project and the Company's activities thereon.
Minerven	A mining company wholly-owned by CVG.
molybdenum...	An element (Mo), usually in the form of molybdenite, primarily used in alloys and lubricants.
open pit...	A mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.
Precambrian...	All geologic time before 570 million years ago.
preliminary feasibility study...	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

probable mineral reserve…	The economically mineable part of an indicated mineral resource, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proterozoic...	That part of the Precambrian time represented by rocks in which traces of life appear or the younger part of Precambrian time.
proven mineral reserve…	The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
reclamation...	The restoration of a site after mining or exploration activity is completed.
recovery...	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.
stock...	An igneous body smaller than a batholith with a subcircular section.
stratabound...	Used to describe mineral deposits that are restricted to a single stratagraphic unit.
strataform…	Mineral deposits whose geometry is similar to that of its host rock.
strike...	The direction, or bearing from true north, of a vein or rock formation measured along a horizontal line on the surface of the vein or rock.
strip ratio...	The tonnage of non-mineralized waste material removed to allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.
tailings...	The material removed from the milling circuit after separation of the valuable metals.
troy ounce...	Unit of weight measurement used for all precious metals. The familiar 16 ounce avoirdupois pound equals 14.583 troy ounces.
vein...	A sheet-like or tabular discordant mineralized body formed by complete or partial infilling of a fracture or fault within a rock.
veta...	1) Used to describe veins of mineralization and/or deeper, hardrock mineralization, 2) used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas hardrock concession.

CONVERSION FACTORS:			
1 Troy ounce	=	31.1034	Grams
1 Tonne	=	1.1023	Short tons or 2204.6 Pounds
1 Hectare	=	2.4711	Acres
1 Kilometer	=	0.6214	Miles
1 Meter	=	3.28084	Feet

SYMBOLS:		
Au	=	Gold
Cu	=	Copper
gpt	=	Grams per tonne
kt	=	Thousand tonnes
Au Eq	=	Gold equivalent